NO ACT

DC
PE
4-9-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08052327

Received SEC
APR 15 2008
Washington, DC 20549

April 15, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/15/2008

Robert Plesnarski
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Re: UnitedHealth Group Incorporated
Incoming letter dated April 9, 2008

Dear Mr. Plesnarski:

This is in response to your letter dated April 9, 2008 concerning the shareholder proposal submitted to UnitedHealth by the Oneida Tribe of Indians Trust Fund. We also have received a letter from the proponent dated April 14, 2008. On April 2, 2008, we issued our response expressing our informal view that UnitedHealth could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that UnitedHealth may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if UnitedHealth omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which UnitedHealth relies.

PROCESSED
JUL 14 2008
THOMSON REUTERS

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

cc: Susan White
Director
Oneida Trust Department
Oneida Tribe of Indians Trust Fund
P.O. Box 365
Oneida, WI 54155

O

O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEWPORT BEACH
NEW YORK
SAN FRANCISCO
SHANGHAI
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TOKYO

OUR FILE NUMBER
882,444-006

WRITER'S DIRECT DIAL
(202) 383-5149

WRITER'S E-MAIL ADDRESS
rplesnarski@omm.com

April 9, 2008

Via hand delivery and electronic mail (cfletters@sec.gov)

Thomas Kim, Chief Counsel
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: ***Reconsideration Request Regarding Shareholder Proposal Submitted to UnitedHealth Group Incorporated by the Oneida Tribe of Indians Trust Fund***

Dear Mr. Kim:

By letter dated February 10, 2008, we requested (the "***Initial No-Action Request***"), on behalf of our client UnitedHealth Group Incorporated, a Minnesota corporation ("***UnitedHealth***" or the "***Company***"), confirmation that the staff (the "***Staff***") of the Division of Corporation Finance (the "***Division***") of the U.S. Securities and Exchange Commission (the "***Commission***") would not recommend enforcement action to the Commission if, in reliance on rule 14a-8 under the Securities Exchange Act of 1934, the Company omitted a shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by the Oneida Tribe of Indians Trust Fund (the "***Proponent***") from the Company's proxy materials for its 2008 Annual Meeting of Stockholders (the "***2008 Annual Meeting***"). The Company's Initial No-Action Request is attached hereto as Exhibit A.

In the Initial No-Action Request, we expressed the view that the Company could properly omit the Proposal from the proxy materials for its 2008 Annual Meeting pursuant to rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. In response to the Initial No-Action Request, the Staff, by letter dated April 2, 2008 (the "***No-Action Response***"), expressed the view that the Proposal could not be excluded from the Company's proxy materials for the 2008 Annual Meeting in reliance on rule 14a-8(i)(7). The Staff's No-Action Response is attached hereto as Exhibit B.[1]

[1] A letter submitted to the Staff by the Proponent, dated March 7, 2008, in response to the Initial No-Action Request is attached as Exhibit C.

We continue to be of the view that the Proposal and Supporting Statement may be excluded under rule 14a-8(i)(7), and we respectfully request, on behalf of the Company, that the Division reconsider its No-Action Response for the reasons set forth in the Initial No-Action Request and for the additional reasons set forth herein. In addition, the Company has undertaken certain actions in response to the Proposal and we believe that the Company has substantially implemented the Proposal and, as such, we believe the Proposal and Supporting Statement may be omitted pursuant to rule 14a-8(i)(10).

Background

The Proposal urges the UnitedHealth Board to "adopt principles for health care reform based upon principles reported by the Institute of Medicine" and then specifies the five principles adopted by the Institute of Medicine. The first paragraph of the Supporting Statement then states clearly the subject matter of these principles, describing them as "five principles for reforming health insurance coverage." That paragraph concludes by indicating that "principles for health care reform . . . are essential if public confidence in our Company's commitment to health care coverage is to be maintained." The remainder of the Supporting Statement presents arguments supporting the Proposal that use the phrases "affordable, comprehensive health care insurance," "health care reform," and "health coverage" interchangeably in discussing the subject matter of the Proposal and the potential costs and savings for companies. Based on the Proposal and the Supporting Statement, it is clear that health insurance coverage is the subject matter of the principles that the Proposal seeks the Company to adopt.

UnitedHealth agrees wholeheartedly with the intent of the Proposal and has long expressed its views regarding the need for reform of the type described in the Proposal. Indeed, as a nationwide provider of health insurance, the adoption of views on this issue is fundamental to the ordinary business operations of the Company. UnitedHealth long has been a supporter of the principles discussed in the Proposal and has provided significant information regarding its support for health care reform in each of its Annual Reports to Shareholders since 2002.[2]

After a review of the Company's public statements regarding health care reform, UnitedHealth determined that it would be appropriate to update its website and centralize the discussion of its views regarding that subject. On April 7, 2008, UnitedHealth placed the following statement on its website:[3]

> "In UnitedHealth Group's 2002 Letter to Shareholders, we declared that: ***'We must promote a process that clearly defines what constitutes a basic health benefit***

[2] The relevant portions of the Company's Annual Reports to Shareholders are attached as Exhibit D.

[3] This information may be found through a link on the home page of the Company's web site that reads: "Find information here about UnitedHealth Group's Commitment to Universal Access to Essential Health Care For All Americans."

package, and then work to deliver these basic benefits to everyone.' Since then, through our words and actions, we have consistently advanced our commitment and strategies to achieve universal access to health care for all Americans. We believe this to be an essential expression of our Company's mission and an urgent priority for our society.

In moving forward, we are guided, in part, by the following five principles enumerated in the Institute of Medicine's landmark 2004 report, '*Insuring America's Health: Principles and Recommendations,*' of which UnitedHealth Group was a participating author:

- Health care coverage should be universal.
- Health care coverage should be continuous.
- Health care coverage should be affordable to individuals and families.
- The health insurance strategy should be affordable and sustainable for society.
- Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

In addition, we believe that any reform of the health care system should be guided by the following principles:

- Health care reform should build on programs that work, taking advantage of successful marketplace solutions including the creative public-private partnerships that exist now in Medicare.
- Health care reform should be comprehensive and touch all components of, and stakeholders within, the health care system.
- Healthcare reform should improve the quality of care by promoting: adherence to evidence-based medicine and clinical best practices; individual responsibility in personal health management and the adoption of healthy behaviors; enhanced public education and management efforts; and coordination of care across the health care spectrum.
- Healthcare reform should ensure that America's healthcare dollars are spent wisely and cost-effectively.

These principles inform our actions as a company every day, and will, we believe, help lead us to a better health care system for everyone. To that end:

- We are actively engaged in the dialogue around health care reform;
- We participate in significant national, state, and local policy initiatives;
- We provide significant resources to support expanded access to quality health care in community health centers;
- We energetically enhance affordability, quality and safety of health care through innovations that have become central to the conduct of our business; and
- We focus on supporting people of all races and ethnicities in gaining access to personally centered clinical care services and making personally appropriate health decisions.

For example:

- We have worked to advance the realization of the goals defined by the landmark Institute of Medicine report *'Crossing the Quality Chasm'* of effective, efficient, safe, timely, patient-centered, and equitable health care. One of our senior executives served as the Chairperson of the Institute of Medicine's first 'Crossing the Quality Chasm Summit,' and we remain committed to this process.
- Our businesses have consistently advanced innovations, strategies, and products that enhance the affordability of health care, reduce waste, and improve quality. Meticulous attention to our Quality and Affordability Agenda has worked to keep health care more affordable for our customers and thereby diminish the potential for escalating numbers of uninsured persons.
- We have worked consistently with both Federal and State Governments to devise model programs that address the unique challenges of public sector insurance. Our Evercare® programs provide tangible evidence of our ability to work with local government to implement models that support elderly patients in receiving care in the least restrictive, most appropriate and most cost-effective environment.
- Our United Health Foundation, in partnership with Families USA, co-convened the initiative that has now become known as the Healthcare Coverage Coalition for the Uninsured (HCCU). This 16-member coalition of public and private sector organizations seeks to reach consensus on a legislative strategy that would provide health care coverage to as many people as possible, as quickly as possible. Bipartisan

legislation was introduced in to Congress based upon this coalition's recommendations, and the work of the HCCU continues.

- In addition, the United Health Foundation has created and committed more than $17 million to supporting 'Centers of Excellence' in community health centers across the country. These clinics provide millions of people with quality, comprehensive and continuous clinical care that has been documented by The George Washington University School of Medicine to be equal to or better than that provided in the private sector without risk adjustment.

These are just a few examples that illustrate our passion as a Company for achieving access to high-quality and affordable health care for all Americans, and for urgently instituting the reforms necessary to accomplish this goal."

This statement is available on the Company's website at: www.unitedhealthgroup.com/news/rel2008/healthcare_reform.pdf.

Discussion

All of UnitedHealth's business segments provide health care-related products and services, with the largest of those segments providing health insurance plans nationwide. As indicated in the Initial No-Action Request:

"For UnitedHealth, the provision of health insurance is fundamental to its day-to-day business operations.[4] All of the Company's business segments -- Health Care Services, OptumHealth, Prescription Solutions, and Ingenix -- provide health care-related products and services.[5] Health Care Services, the largest of these segments, provides health insurance plans to employers of all sizes, as well as individuals, nationwide.[6] As the Company reported in its most recent quarterly report on Form 10-Q, revenue derived from premiums, primarily from risk-based health insurance, constituted approximately ninety percent of UnitedHealth's revenue for the quarter ending September 30, 2007.[7] Indeed, in 2007, UnitedHealth was ranked number three on Fortune Magazine's list of the Most Admired Health Care Insurance and Managed Care Companies.[8]"

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4 *See* UnitedHealth's 2007 3rd Quarter Corporate Fact Sheet, which provides a brief overview of the Company's business operations, at http://www.unitedhealthgroup.com/assets/shared/fs3q07.pdf.

5 *See* UnitedHealth Group Incorporated, Form 10-Q for the quarter ended September 30, 2007 at 19.

6 *See id.* at 19.

7 *See id.* at 4, 27.

8 *See America's Most Admired Companies 2007*, Fortune Magazine, (Mar. 19, 2007) *available at* http://money.cnn.com/magazines/fortune/mostadmired/2007/industries/industry_26.html.

As the Supporting Statement indicates, the principles sought to be adopted relate to "reforming health insurance coverage." As described above, a significant part of UnitedHealth's business is the provision of health insurance coverage. Based on these facts, we believe there is an appropriate basis for concluding that the proposal "deals with a matter relating to the company's ordinary business operations" and the Initial No-Action Request provided detailed arguments regarding the bases for the Company's ability to properly exclude the Proposal in reliance on rule 14a-8(i)(7). We respectfully request that the Staff reconsider those arguments.

It is important to note that the Company does not disagree with the principles sought in the Proposal and the Company has, in fact, adopted those principles; rather, we request reconsideration of the Staff's position because of its potential to cause a misunderstanding regarding the application of rule 14a-8(i)(7) to shareholder proposals relating to health care reform. In this regard, we request reconsideration of the Staff's position based on the following:

- the Company is in the business of providing health insurance coverage;

- the Proposal asks the Company to adopt principles that are directed at "reforming health insurance coverage"; and

- the Staff has determined that the Proposal does not "deal with a matter relating to the company's ordinary business operations."

We respectfully disagree with the Staff's position and ask that it be reconsidered for the following reasons:

- the Staff's no-action responses regarding this Proposal and similar proposals ***have not*** indicated that the subject matter of the Proposal -- health insurance coverage -- is a "significant social policy issue" that removes the Proposal outside of the "ordinary business operations" exclusion and, as such, it is appropriate to consider whether this Proposal may be excluded in reliance on rule 14a-8(i)(7);

- consideration of the form of the Proposal ("adopt principles") rather than the subject matter of those principles ("health insurance coverage") in assessing the application of rule 14a-8(i)(7) to the Proposal is not an appropriate basis for determining whether the Proposal relates to the company's ordinary business operations;

- the subject matter of the Proposal deals with a matter that relates fundamentally to the company's ordinary business operations -- health insurance coverage -- and, as such, the Proposal may be excluded properly in reliance on rule 14a-8(i)(7); and

- as the consideration of the appropriate approach to reforming health insurance coverage has been and continues to be a fundamental part of the Company's ordinary business operations, the Company long has expressed its views regarding that subject and, in response to the Proposal, the Company has revised its website to include a specific statement affirming the Company's adoption of the Institute of Medicine's principles for health care reform -- as such, the Company has substantially implemented the Proposal and may exclude the Proposal from its proxy materials in reliance on rule 14a-8(i)(10).

The Company May Exclude the Proposal in Reliance on Rule 14a-8(i)(7)

The Commission has indicated that there are certain subjects whose very nature "transcends" the "ordinary business" provision as a basis for excluding a proposal from a company's proxy materials.[9] Where a proposal does not relate to such a "significant social policy issue," however, rule 14a-8(i)(7) may be relied upon for exclusion if the proposal "deal[s] with a matter relating to the company's ordinary business operations."

In the Initial No-Action Request, we set forth specific bases for exclusion of the Proposal that we believe are consistent with the Staff's application of rule 14a-8(i)(7) and we ask that the Staff reconsider the bases for exclusion set forth in that Initial No-Action Request. Further, we request that the Staff include the discussion below in its reconsideration of the application of the "ordinary business" exclusion to the Proposal and the Company.

The Proposal does not relate to a "significant social policy issue," as that term has been defined for purposes of rule 14a-8(i)(7)

Neither the Commission nor the Staff has identified the subject matter of the Proposal as a "significant social policy issue" for purposes of rule 14a-8(i)(7). In fact, the Staff denied the Initial No-Action Request and other no-action requests regarding the application of rule 14a-8(i)(7) to proposals identical to the Proposal without reference to the subject matter relating to a "significant social policy issue."[10] Similarly, the Staff has granted two no-action requests

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9 *See* SEC Release No. 34-40018 (May 21, 1998) and Section D.1 of Staff Legal Bulletin No. 14C (Jun. 28, 2005).

10 *See* General Motors Corporation (Mar. 26, 2008); Exxon Mobil Corporation (Feb. 25, 2008); Xcel Energy Inc. (Feb. 15, 2008); UST Inc. (Feb. 7, 2008); and United Technologies Corporation (Jan. 31, 2008). In this regard, when first taking the position that the subject matter of a proposal related to a "significant social policy issue," the Staff historically has stated that position clearly in its no-action response. *See, e.g.*, and Johnson & Johnson (Feb. 3, 2003) (referring to a proposal requesting that the company establish and implement standards in response to the health pandemic of HIV/AIDS, TB, and Malaria in developing countries and report on those standards and their implementation to shareholders, the Staff expressed the view that it was unable to concur with the view that the company could exclude the proposal under rule 14a-8(i)(7) because "the proposal appears to raise significant social policy issues that are beyond the ordinary business operations of Johnson & Johnson"); The Walt Disney Co. (Dec. 18, 2001) (referring to a proposal requesting that the adoption of a policy that would prohibit Disney's independent accountants from providing non-audit services to the company, the Staff expressed the view that it was unable to concur with the company's view that the proposal could be omitted in reliance on rule 14a-8(i)(7), noting "[i]n view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Disney

concerning a proposal that related to the same subject matter as the Proposal, but included the additional requirement of a report regarding the implementation of the specified principles.[11] As such, it is clear that the Staff does not view the adoption of health care reform principles to be a "significant social policy issue" for purposes of rule 14a-8(i)(7) and, therefore, rule 14a-8(i)(7) is not precluded from consideration as a basis upon which the Proposal could be excluded.

In its March 7, 2008 letter to the Staff, the Proponent included seven captioned arguments in rebuttal to the Company's view regarding the application of rule 14a-8(i)(7) to the Proposal -- with each of these arguments referring to "health care reform" as a "significant social policy issue." Further, in that letter, the Proponent equated the adoption of principles regarding health care reform to the adoption of principles regarding the rule 14a-8(i)(7) significant social policy issue of "human rights" (*e.g.*, "The Proposal, in fact, is more akin to proposals that have called upon companies to adopt a code of conduct dealing with human rights. Such codes are statements of principles that guide a company in dealing with the significant social policy issue of human rights.") In this regard, the final page of the Proponent's letter stated:

> "The Proposal is inherently a significant social policy issue that transcends day-to-day business matters at UnitedHealth. It is, therefore, not excludable under rule 14a-8(i)(7) and 14a-8(j)."

While the Company believes strongly in the need for health care reform and has worked, and will continue to work, diligently to reform the system of health care in the United States, the subject matter of the Proposal -- "health insurance coverage" -- has not been identified by the Commission or the Staff as a "significant social policy issue" within the unique meaning of that term under rule 14a-8(i)(7).

It is the subject matter of the Proposal, not the specific action requested, that dictates the application of rule 14a-8(i)(7) -- the Commission has stated that to reason otherwise would place form over substance and render rule 14a-8(i)(7) a "nullity"

As the subject matter of the Proposal -- health insurance coverage -- clearly is a matter "relating to the Company's ordinary business," the Staff's reasoning in determining that the Proposal may not be excluded in reliance on rule 14a-8(i)(7) is unclear. Guidance in this regard may be found, however, in the Staff's grant of no-action relief to CVS Caremark, in which the Staff concurred that the company could exclude a proposal that requested adoption of the same

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may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)"); and PepsiCo Inc. (Jan. 24, 2000) (referring to a proposal requesting that the board of directors adopt a policy of removing genetically engineered crops, organisms, or products thereof from all products sold or manufactured by PepsiCo, the Staff expressed the view that it was unable to concur with the view that the company could exclude the proposal under rule 14a-8(i)(7), noting that the proposal "appears to raise significant policy issues that are beyond the ordinary business operations of PepsiCo").

11 *See* Wyeth (Feb. 28, 2008) and CVS Caremark Corporation (Jan. 31, 2008) ("CVS Caremark").

Institute of Medicine principles of health care reform, but had the added requirement that the company report on its implementation of those principles. As the only substantive difference between the CVS Caremark proposal and the Proposal is the requirement of a report regarding the implementation of the health care reform principles, rather than their mere adoption, it appears that the Staff has relied upon that distinction to reach a different outcome regarding whether the Proposal relates to ordinary business matters. Such a basis, however, is inconsistent with longstanding Commission statements regarding the appropriate application of rule 14a-8(i)(7). In this regard, the Commission stated in 1983:

> "In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form Special Committees to study a segment of their business would not be excludable under rule 14a8-([i])(7). Because this interpretation raises form over substance and renders the provisions of paragraph ([i])(7) largely a nullity, the Commission has determined to adopt the interpretive change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under rule 14a-8([i])(7)."[12]

The Proponent addressed this position of the Commission in its March 7, 2008 letter to the Staff, in which it states:

> "If the Proposal requested something other than a mere statement of principles on the significant social issue of health care reform, the Company might have a legitimate point [that the nature of its business serves as a basis to exclude a proposal on health care reform]. But the Proposal before the Company requests no report on the Company's ordinary business, nor does it in any way affect its ordinary business. Contrary to the Company's assertions, it only requests a statement of principles, not a set of operating requirements for the Company's ordinary business."

We believe this statement in the Proponent's letter improperly describes the application of rule 14a-8(i)(7) to the Proposal for the following reasons:

- as discussed above, neither the Commission nor the Staff has deemed "health insurance coverage" to be a "significant social policy issue" within the unique meaning of that term under rule 14a-8(i)(7); and

- the distinction between the issuance of a "report" on an ordinary business matter and the adoption of a "statement of principles" involving an ordinary business matter is a distinction without a difference for purposes of rule 14a-8(i)(7) -- as the Commission has stated, when applying rule 14a-8(i)(7) to a proposal it is appropriate to consider whether

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12 *See* SEC Release No. 34-20091 (Aug. 16, 1983).

the subject matter of the proposal, and not the type of action requested, involves a matter of ordinary business.

Applying the Commission's 1983 statement to the Proposal renders a clear conclusion -- if the subject matter of the Proposal is not a "significant social policy issue," it is the subject matter of a Proposal and not the specific action requested that is to be considered in determining the application of rule 14a-8(i)(7). Because neither the Commission nor the Staff has determined that health insurance coverage is a "significant social policy issue" for purposes of rule 14a-8(i)(7), the subject matter of the Proposal is to be considered in determining whether the proposal deals with a matter that relates to the ordinary business operations of the Company. The manner of implementing the Proposal, whether it is the issuance of a report or the formation of a special committee as discussed by the Commission, or the adoption of principles as provided in the Proposal, is not to be considered in making that determination. The subject matter of the Proposal, as explained in the Supporting Statement, is "health insurance coverage" and a significant portion of the Company's business is providing health insurance coverage. Applying these facts to the rule 14a-8(i)(7) analysis that the Commission has mandated results in a straightforward question that determines the application of rule 14a-8(i)(7) to the Proposal --

> "Is reforming the manner in which health insurance coverage is provided in the United States a matter that "relates" to the "ordinary business operations" of a company that is in the business of providing health insurance coverage in the United States?"

Only if the answer to that question is "no" can it be concluded that the Company may not exclude the Proposal in reliance on rule 14a-8(i)(7). We believe that the answer to that question is "yes" and, as such, the Company may properly exclude the Proposal in reliance on rule 14a-8(i)(7). Accordingly, we respectfully request that the Staff reconsider its position expressed in its No-Action Response.

The Company May Exclude the Proposal in Reliance on Rule 14a-8(i)(10)

The Proposal urges the Board of Directors of the Company "to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.

2. Health care coverage should be continuous.

3. Health care coverage should be affordable to individuals and families.

4. The health insurance strategy should be affordable and sustainable for society.

5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable."

As discussed above, because providing health insurance coverage is a core part of the Company's ordinary business operations, the Company long has considered the issue of health care reform and long has expressed its views in this regard. Using the Proposal as an opportunity to assess its public statements regarding the subject of health care reform, the Company updated its website on April 7, 2008 to include the following Company statement (which is set forth more completely above) and have that statement accessible via a link on the Company's Internet home page:

> "In moving forward, we are guided, in part, by the following five principles enumerated in the Institute of Medicine's landmark 2004 report, '*Insuring America's Health: Principles and Recommendations,*' of which UnitedHealth Group was a participating author:
>
> - Health care coverage should be universal.
> - Health care coverage should be continuous.
> - Health care coverage should be affordable to individuals and families.
> - The health insurance strategy should be affordable and sustainable for society.
> - Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable."

As the Proponent stated in its March 7, 2008 letter to the Staff, "Contrary to the Company's assertions, [the Proposal] only requests a statement of principles, not a set of operating requirements for the Company's ordinary business." Accordingly, the Company's direct adoption of the Institute of Medicine's principles for health care reform implements the Proposal fully. Under rule 14a-8(i)(10), a Company is permitted to exclude a Proposal if it has "already substantially implemented the proposal." As stated above, the Company has adopted the five requested Institute of Medicine principles on a verbatim basis. Accordingly, we believe the Company properly may exclude the Proposal in reliance on rule 14a-8(i)(10).

Conclusion

We continue to be of the view that the Company properly may exclude the Proposal from its proxy materials in reliance on the "ordinary business" exclusion set forth in rule 14a-8(i)(7). Further, we believe that the Company has "substantially implemented" the

Proposal and, as such, the Company properly may exclude the Proposal in reliance on the exclusion set forth in rule 14a-8(i)(10).

On behalf of the Company, we request that the Staff reconsider the position expressed in its No-Action Response of April 2, 2008, and we request that the Staff confirm that it will not recommend enforcement action to the Commission if, in reliance on the foregoing and the arguments made in the Initial No-Action Request, the Company omits the Proposal from its proxy materials relating to its 2008 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned or Bjorn Hall at 202-383-5415. Please transmit your response by fax to the undersigned at (202) 383-5414. The fax number for the Proponent is (920) 490-3939.

Sincerely,

Robert Plesnarski
of O'Melveny & Myers LLP

RP:TME

Enclosures

cc: Susan White
Director, Oneida Trust Department

John White
Director, Division of Corporation Finance
U.S. Securities and Exchange Commission

Exhibit A

O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEWPORT BEACH
NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
TOKYO

February 10, 2008

OUR FILE NUMBER
882,444-002

WRITER'S DIRECT DIAL
(202) 383-5149

WRITER'S E-MAIL ADDRESS
rplesnarski@omm.com

<u>*By electronic mail (cfletters@sec.gov)*</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: <u>Shareholder Proposal Submitted by the Oneida Tribe of Indians Trust Fund</u>

Ladies and Gentlemen:

We submit this letter on behalf of our client UnitedHealth Group Incorporated, a Minnesota corporation (***"UnitedHealth"*** or the ***"Company"***) requesting confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on rule 14a-8(i)(7) under the Securities Exchange Act of 1934, the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the Oneida Tribe of Indians Trust Fund (the ***"Proponent"***) from the Company's proxy materials for its 2008 Annual Meeting of Stockholders (the "***2008 Annual Meeting***"). The Proponent's letter setting forth the Proposal and Supporting Statement is attached hereto as Exhibit A.

Pursuant to rule 14a-8(j), we have:

- enclosed six copies of this letter and the related exhibit;
- filed this letter with the Commission no later than eighty (80) calendar days before UnitedHealth intends to file its definitive 2008 proxy materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

I. Summary of the Proposal

The Proposal urges the Company's Board of Directors (the ***"Board"***) to "adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.

2. Health care coverage should be continuous.

3. Health care coverage should be affordable to individuals and families.

4. The health insurance strategy should be affordable and sustainable for society.

5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable."

On its face, the Proposal seeks to affect the way UnitedHealth -- a provider of health care products and services, including health insurance -- creates and sells its products and services. Specifically, the Proposal seeks to set standards as to when, how, to whom and at what cost the Company will provide health insurance.

The Supporting Statement makes clear that the Proposal also is political in nature and seeks to effect changes through the legislative process. The Supporting Statement begins by describing the principles for health care reform cited in the Proposal. Those principles, the Supporting Statement explains, are drawn from Insuring America's Health: Principles and Recommendations (2004), a report "urg[ing] the president and Congress to act immediately by establishing a firm and explicit plan to reach this goal."[1] Further, this report "calls on the federal government to take action to achieve universal health insurance and to establish an explicit schedule to reach this goal by 2010."[2] The Supporting Statement also highlights health care reform's role as a "central issue" in the 2008 presidential campaign and discusses the effects of 47 million Americans without health insurance, both on the economy, generally, and on employers providing health insurance to their employees, including the Company.

The Supporting Statement also indicates that it seeks to address the Company's provision of health benefits to its own employees. It discusses the costs to employers of providing health insurance and argues that savings would result to employers if the principles in the Proposal were implemented. The Supporting Statement surmises:

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1 Institute of Medicine of the National Academies, http://www.iom.edu/?id=17846 (describing Insuring America's Health: Principles and Recommendations).

2 Institute of Medicine of the National Academies, Report Brief, Insuring America's Health: Principles and Recommendations, at 7 (Jan. 2004), available at http://www.iom.edu/Object.File/Master/17/732/Uninsured6-EnglishFINAL.pdf.

> "We believe that 47 million Americans without health insurance results in higher costs to our Company, as well as other U.S. companies that provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance... Moreover, we feel that increasing health care costs further reduces shareholder value when it leads companies to shift costs to employees, thereby reducing employee productivity, health and morale."

II. Bases for Excluding the Proposal

The Proposal may be properly omitted from the Company's proxy materials for the 2008 Annual Meeting in reliance on rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations, in that:

- The Proposal attempts to control fundamental aspects of the Company's day-to-day business operations, including the quantity, quality, and pricing of the Company's products and services -- namely, the provision of health insurance and related products and services;
- The Proposal seeks to involve the Company in the political or legislative process relating to a fundamental aspect of its ordinary business operations; and
- The Proposal concerns the Company's provision of employee health benefits.

A. The Proposal attempts to control fundamental aspects of the Company's day-to-day business operations, including the quantity, quality, and pricing of the Company's products and services.

Under rule 14a-8(i)(7), a proposal is excludable if it "deals with a matter relating to the company's ordinary business operations." In 1998, when the Commission adopted amendments to rule 14a-8, the Commission explained the policy underlying rule 14a-8(i)(7) as follows -- "consistent with the policy of most state corporate laws," this rule "confine[s] the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."[3] The Commission further indicated that two considerations determine whether a proposal may be excluded under rule 14a-8(i)(7) -- the degree to which a proposal seeks to "micromanage" the company and whether a proposal concerns tasks "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct

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[3] *See* Exchange Act Release No. 34-40018 (May 21, 1998) at 20.

shareholder oversight."[4] The Commission stated that such tasks include, among others, "decisions on production quality and quantity, and the retention of suppliers."[5]

Consistent with the Commission's statements, the Staff has consistently taken the position that the decisions regarding the provision of products and services to customers involves day-to-day business operations and, as such, proposals regarding those decisions may be excluded from a company's proxy materials in reliance on rule 14a-8(i)(7). The Staff has agreed that such proposals are excludable with regard to a broad range of products and services that spans from the provision of financial services (*see* Bank of America Corporation (Feb. 21, 2007) *and* Bank of America Corporation (Mar. 7, 2005)) to the nature of the movies to be offered by hotels (*see* Marriott International, Inc. (Feb. 13, 2004)). Similarly, the Staff has agreed that proposals are excludable where they seek to affect the safety or content of a company's products (*see* The Home Depot, Inc. (Jan. 25, 2008), Family Dollar Stores, Inc. (Nov. 6, 2007), *and* Walgreen Company (Oct. 13, 2006)).

For UnitedHealth, the provision of health insurance is fundamental to its day-to-day business operations.[6] All of the Company's business segments -- Health Care Services, OptumHealth, Prescription Solutions, and Ingenix -- provide health care-related products and services.[7] Health Care Services, the largest of these segments, provides health insurance plans to employers of all sizes, as well as individuals, nationwide.[8] As the Company reported in its most recent quarterly report on Form 10-Q, revenue derived from premiums, primarily from risk-based health insurance, constituted approximately ninety percent of UnitedHealth's revenue for the quarter ending September 30, 2007.[9] Indeed, in 2007, UnitedHealth was ranked number three on Fortune Magazine's list of the Most Admired Health Care Insurance and Managed Care Companies.[10]

Therefore, this Proposal goes to the very heart of the Company's business and concerns tasks so fundamental to management's ability to run the Company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. First, the Proposal provides that "Health care should be universal," dictating to whom the Company should

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4 *Id.* at 20-21.

5 *Id.* at 20.

6 *See* UnitedHealth's 2007 3rd Quarter Corporate Fact Sheet, which provides a brief overview of the Company's business operations, at http://www.unitedhealthgroup.com/assets/shared/fs3q07.pdf.

7 *See* UnitedHealth Group Incorporated, Form 10-Q for the quarter ended September 30, 2007 at 19.

8 *See id.* at 19.

9 *See id.* at 4, 27.

10 *See America's Most Admired Companies 2007*, Fortune Magazine, (Mar. 19, 2007) *available at* http://money.cnn.com/magazines/fortune/mostadmired/2007/industries/industry_26.html.

provide coverage. Next, the Proposal provides that "Health care should be continuous," thereby also prescribing the timeframe for coverage. The Proposal goes further still, delving into management's role in determining the appropriate price structure for the Company's products in stating that "Health care coverage should be affordable to individuals and families." Finally, the Proposal attempts to dictate Company strategy and the quality of care afforded by health care providers whose services are covered by the Company's insurance plans. In short, the Proposal constitutes an improper attempt to oversee the Company's day-to-day operations, dictating which customers to pursue, what products and services to provide, and the prices to be charged for those products and services.

In a recent letter to United Technologies Corporation (Jan. 31, 2008), the Staff expressed its view that it was unable to concur that a proposal and supporting statement identical to the Proponent's Proposal and Supporting Statement could be omitted from United Technologies' 2008 proxy materials in reliance on rule 14a-8(i)(7). In response to United Technologies' request for a no-action letter, the proponent of that proposal disagreed with that company's view that the proposal related to the company's provision of employee benefits or the involvement of the company in the political and legislative process and, as such, was of the view that the proposal did not relate to the company's ordinary business operations. Instead, the proponent indicated that the proposal asked the company "to focus externally on health care reform as a significant social policy issue affecting the [c]ompany and the public's health."[11]

The position expressed by the Staff in United Technologies does not affect the Company's belief that it may exclude the Proposal from its proxy materials in reliance on rule 14a-8(i)(7). In this regard, the Company notes that, as discussed below, there are no prior no-actions letters or public statements to support the conclusion that the Staff has determined health care reform to be a "significant social policy issue" for purposes of rule 14a-8(i)(7). Further, a proposal on health care reform presented to a health care provider is markedly different from an identical proposal presented to a company that provides high technology products and services to the building systems and aerospace industries (such as United Technologies). UnitedHealth is a provider of health care products and services (including health insurance), both to its customers and its employees, and, as such, any proposal requesting the Company to adopt principles on health care reform that relate to the manner in which health care coverage and insurance should be provided seeks to impact both the manner in which the Company provides its products and services to the public and the manner in which it provides health benefits to its employees.

To be sure, health care is an important issue both nationally and to the Company. As a health care provider, UnitedHealth is committed to bettering the health care system. The Company's mission is to help people live healthier lives. UnitedHealth "directs its resources into designing products, providing services and applying technologies that [i]mprove access to health and well-being services; [s]implify the health care experience; [p]romote quality; and [m]ake

11 *See* United Technologies Corporation (Jan. 31, 2008) ("United Technologies") at page 8.

health care more affordable."[12] Moreover, the Company does not view the goals set forth in its mission and values statement merely as abstract principles that it has declared publicly, but considers them to be goals and guidelines that influence the products and services (including health benefits and insurance) that the Company provides on a day-to-day basis.

Notwithstanding the importance of high-quality, affordable health care to UnitedHealth and other health care providers, the Commission has not identified health care reform as a "significant social policy issue" (as that term has been defined, interpreted, and applied in the context of rule 14a-8), such that proposals regarding health care reform fall outside the rule 14a-8(i)(7) exclusion. In this regard, the Staff also has never opined that health care reform is a rule 14a-8(i)(7) "significant social policy issue," and has consistently found that proposals addressing health care reform were excludable under rule 14a-8(i)(7), as relating to ordinary business matters. For example, in its no-action letter to General Motors Corporation, the Staff concurred that a proposal requesting that the board prepare a report regarding rising health care costs was excludable under rule 14a-8(i)(7).[13] The Staff took the same position in its letter to Kohl's Corporation, where the Staff considered and rejected a proponent's extensive arguments for deeming health care a "significant social policy issue."[14] The proponent in Kohl's argued extensively that the existence of polls indicating that health care was the public's top policy concern, politicians' prioritization of health care, significant state and federal activity in the field, and rising health care costs all signaled that health care reform had become a "significant social policy issue," even if it had not been previously.[15] The Staff disagreed, consistent with its long-held position, and found the proposal to be excludable as relating to the company's ordinary business (*i.e.*, employee benefits).[16] Even more so than for those companies outside the health care industry, the Proposal here is aimed directly at the Company's ordinary business.

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12 *See* http://www.unitedhealthgroup.com/about/val.htm.

13 General Motors Corporation (Mar. 9, 2007); *see also e.g.*, International Business Machines Corporation (Jan. 21, 2002) (proposal requesting that the company lobby for the creation of a national health insurance system excludable under rule 14a-8(i)(7)).

14 Kohl's Corporation (Jan. 8, 2007) ("Kohl's").

15 *See also*, International Business Machines Corporation (Jan. 13, 2005) ("IBM 2005") where the Staff took the position that a proposal seeking a report on the competitive impact of rising health insurance costs and the steps or policies that the board has taken or is considering to reduce such costs could be omitted in reliance on rule 14a-8(i)(7) as relating to the ordinary business matter of employee benefits.

16 *See* Kohl's; *see also, e.g.*, 3M Company (Feb. 20, 2007) ("3M Company") (similarly concurring that a proposal requesting such a report was excludable under rule 14a-8(i)(7), again rejecting proponent's position that health care reform should be deemed a "significant social policy issue" due to state and federal developments in the field, as well as press coverage noting that health care reform was "at the top of the national to-do list").. In what appears to be an alternate opinion as to the excludability of a proposal identical to that in Kohl's and 3M Company, the staff took the position in a letter to Ford Motor Company (March 1, 2007) that the company could not omit that proposal in reliance on rule 14a-8(i)(7). However, the request presented to the Staff in Ford was very different from the requests submitted by Kohl's and 3M Company. Specifically, in the requests from Kohl's and 3M Company, the companies expressed the view that they could omit the proposals because they related to the ordinary business matter of employee

The Proposal constitutes an attempt to usurp day-to-day decisions that require management's business judgment, and instead place them in the hands of shareholders who cannot have the tools and information necessary to make a carefully considered decision on the subject.[17] For example:

- On a day-to-day basis, the Company evaluates the criteria on which it can reasonably provide health care coverage to prospective customers. This analysis includes consideration of market conditions, industry conditions, and risk modeling. The Proposal attempts to replace this carefully studied approach with a sweeping mandate that "coverage should be universal."

- On a day-to-day basis, the Company assesses the potential risks associated with providing coverage to individuals and groups at various time periods and bases its decisions regarding the length of coverage upon that analysis. The Proposal attempts to sweep aside management's analysis here, too, and instead provides that "coverage should be continuous."

- Like all businesses, the Company carefully studies the appropriate pricing for its products and services. While remaining focused on its mission to provide coverage that individuals and groups can afford, management also considers market forces, health care costs, government regulations, and business segment expenses in setting the prices for the Company's products and services, including health insurance -- the Proposal would

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benefits. Conversely, in the Ford request, the company expressed the view that it could omit the proposal because it related to the ordinary business matter of assessing risks. As the Staff stated in Staff Legal Bulletin No. 14, "The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company." *See* Staff Legal Bulletin No. 14, Question 5 (July 13, 2001). As such, the Staff's position in its response to Ford indicates only that the Staff did not concur with the view expressed by the company in its request; it should not be read as a broader statement regarding the Staff's position regarding the ability of a company to exclude the same or a similar proposal in reliance on a basis that was not expressed in the letter to the Staff from Ford.

17 In Bank of America Corporation (Feb. 21, 2007), the Staff took the position that the company could exclude a proposal that sought a report regarding "the policies that are in place to safeguard against the provision any financial services for any corporate or individual clients that enables capital flight and results in tax avoidance." In its no-action request to the Staff, Bank of America expressed the view that the proposal relates to its "core products and services" and, therefore, could be excluded from its proxy materials in reliance on rule 14a-8(i)(7). In taking that view, the company stated the following: "In short, the Corporation's day-to-day business is the provision of financial services to its clients. The Proposal relates to the Corporation's ordinary business operations because it relates directly to the financial products and services offered by the Corporation. The Proposal seeks to usurp management's authority and permit stockholders to govern the day-to-day business of managing the provision of financial services by the Corporation to its customers." In the instant situation, the Proponent's Proposal also goes to the Company's core products and services and, as in Bank of America Corporation, seeks to permit stockholders to govern the day-to-day business of managing the provision of health care products and services to the Company's customers.

replace that analysis by mandating that "[h]ealth care coverage should be affordable to individuals and families."

Coupling the request for affordability with the Proposal's request for health care coverage to be "continuous" and "universal," the adoption of the principles in the Proposal would call for the Company to provide all Americans with affordable health care coverage regardless of the market conditions or economic realities of providing such a product on such a large scale or of antitrust regulations that would preclude UnitedHealth from being the universal provider of health care in the United States.

The Commission has stated that tasks considered ordinary business under rule 14a-8(i)(7) include "decisions on production quality and quantity, and the retention of suppliers."[18] Because UnitedHealth is a health care provider, the Proposal falls squarely within that description and goes even further, attempting to control these fundamental aspects of the Company's products and services. The Proposal would determine the quantity of policies written, since coverage would be universal and continuous; the quality of coverage provided, since the Proposal mandates its own criteria for insurance providers; and, the pricing of the policies written, since the Proposal requires that coverage be affordable to individuals and families. Because the Proposal relates to so many day-to-day decisions at the heart of the company's ordinary business operations, it is appropriate for the Company to exclude the proposal in reliance on rule 14a-8(i)(7).

In the Staff's recent letter to United Technologies, the proponent argued that an identical proposal to the Proposal "merely requests the board to adopt principles for health [c]are reform... [and] contains no request for other action" -- leaving it "entirely up to the company's board of directors and management to take any actions they may deem necessary on health care reform or, for that matter, any other matter relating to its internal operations with respect to health care benefits."[19] However, adoption of "principles for health care reform" by a major health care provider, such as UnitedHealth, would be much more than a mere policy statement that requires no further action or has no impact on the Company's day-to-day operations; such a statement would go to the very core of the products and services UnitedHealth provides, those to whom UnitedHealth provides those products and services, and the manner in which UnitedHealth balances the quality of those products and services with the affordability of those products and services. As such, we believe it is appropriate to exclude the Proposal and Supporting Statement from the Company's 2008 proxy materials in reliance on rule 14a-8(i)(7) as relating to ordinary business matters.

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18 *See* Exchange Act Release No. 34-40018 at 20.

19 *See* United Technologies at page 12.

B. <u>The Proposal seeks to involve the Company in the political or legislative process relating to a fundamental aspect of its ordinary business operations.</u>

A proposal seeking to involve a company in the political or legislative process related to an aspect of its operations may be excluded in reliance on rule 14a-8(i)(7), because it deals with a matter relating to the company's ordinary business operations. In its 2002 no-action letter to IBM Corporation, the Staff concurred that a health care reform proposal, similar to the Proposal, was excludable under rule 14a-8(i)(7) because "it appear[ed] directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations."[20] In IBM 2002, the proponent requested that the company support the establishment of a national health insurance system. The company responded, in its no-action request, that it already considered such legislation in the course of its ordinary day-to-day business. The company also indicated that a dedicated internal group addressed the company's positions on public policy issues, considering whether such positions were consistent with existing company policies and practices as well as the potential impact of such positions. In connection with that work, the company stated that its internal group drew regularly upon the expertise of internal business units, legal counsel, outside consultants, and industry groups. The company indicated that it engaged in such work because "[s]upporting or opposing legislation that affects a corporation's ordinary business operations is, in itself, ordinary business."[21]

Indeed, as outlined in the IBM 2002 no-action request, the Staff has consistently concurred that proposals related to health care reform were excludable because they related to ordinary business matter of determining the company's involvement in the political or legislative process relating to an aspect of a company's ordinary business operations.[22] Further, in 1992, in response to a proponent's challenge of a Staff no-action letter expressing the opinion that a proposal requesting a report comparing various health care issues and evaluating the government policies affecting such issues could be excluded in reliance on rule 14a-8(i)(7),[23] the Staff's position was upheld in District Court, with the Court holding that the proposal at issue could properly be excluded because such a proposal "is not limited to corporate policy, but seeks to cause the corporation to form national policy."[24] The District Court noted that "there is no precedent to support such a proposal."[25] With regard to another challenge to a similar proposal on health care reform, Judge Pollack, concurring in a Second Circuit decision, observed that a

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20 International Business Machines Corporation (Jan. 21, 2002) ("IBM 2002").

21 *Id.*

22 *See, e.g.*, Chrysler Corporation (Feb. 10, 1992) (proposal calling for the company to "actively support and lobby for universal health coverage" excludable under rule 14a-8(i)(7)).

23 *See* Brunswick Corporation (Feb. 10, 1992).

24 *New York City Employees' Pub. Ret. Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 147 (S.D.N.Y. 1992).

25 *Id.*

"long line of SEC no-action letters stat[es] that health care reform proposals...may be excluded under Rule 14a-8[(i)](7)."[26]

The District Court's observation remains true -- there still is no precedent to support the inclusion of a proposal seeking to involve a company in the political or legislative process related to an aspect of its operations. For example, in fact, the Staff's positions in this regard clearly support the exclusion of such proposals. In its 2006 no-action letter to General Motors Corporation, the Staff concurred that the company could exclude under rule 14a-8(i)(7) a proposal requesting that the company petition the federal government for improved fuel economy standards for light duty trucks and cars.[27] The proponent in that matter indicated an intention to thereby decrease American dependence on Saudi Arabian oil, and indicated that this change was necessary because, according to the proponent, Saudi Arabia was using its oil revenues to sponsor terrorism and anti-American activities. The company, in response, took the view that the proposal was excludable because it dictated a lobbying position to the company with respect to an aspect of its operations -- the fuel efficiency of the cars and trucks the company produced. The company explained that "working with industry groups to set policy...is part of the routine, mundane operations of a business such as General Motors," and that determining the appropriate policy with respect to fuel economy standards "is the responsibility of business, technical, and public policy groups within General Motors who study a number of factors, including the feasibility of various technical developments, the likely sales mix of vehicles to be sold by the Corporation, and political developments on the local, state, national, and international level."[28] The Staff concurred that the proposal could be excluded, noting that the proposal "appear[ed] directed at involving General Motors in the political or legislative process relating to an aspect of General Motors' operations."[29]

As in IBM 2002 and General Motors 2006, the Proposal here seeks to involve the Company in lobbying efforts relating to an aspect of its operations. The Proposal requests that the Company adopt principles for "health care reform" that aim to effect change in federal health care policy -- the Proposal and Supporting Statement indicate that the proposed five principles are based upon Insuring America's Health: Principles and Recommendations (2004), a report "urg[ing] the president and Congress to act immediately by establishing a firm and explicit plan to reach this goal."[30] The report further "calls on the federal government to take action to achieve universal health insurance and to establish an explicit schedule to reach this goal by

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26 *New York City Employees' Pub. Ret. Sys. v. Dole Food Co.*, 969 F.2d 1430, 1435 (2d Cir. 1992) (Pollack, J., concurring).

27 General Motors Corporation (Apr. 7, 2006) ("General Motors 2006").

28 *Id.*

29 *Id.*

30 Institute of Medicine of the National Academies, http://www.iom.edu/?id=17846 (describing Insuring America's Health: Principles and Recommendations).

2010."[31] Also highlighting the political nature of the Proposal, the Supporting Statement emphasizes health care reform's role as a "central issue" in the 2008 presidential campaign. Just like the companies in IBM 2002 and General Motors 2006, UnitedHealth devotes substantial resources to determining which policy positions will best serve the Company and its shareholders as to the important subject of health care reform, drawing upon the expertise of its business units and internal legal department. In developing its positions in this regard, the Company continues to rely upon the expertise of its management and other employees regarding the effects any proposed changes would have on the Company, the health care industry, the cost of health care, and the extensive rules and regulations that govern the current health care system in the United States.

Further, the Proposal here constitutes an even clearer case for exclusion under rule 14a-8(i)(7) than in IBM 2002 and General Motors 2006. Unlike in IBM 2002, where the Staff concurred that lobbying regarding health care was part of the ordinary business of IBM, the proposal here is aimed at one of the Company's core businesses -- health insurance constitutes approximately ninety percent of the Company's revenues.[32] Further, unlike in General Motors 2006, where the proponent requested lobbying with respect to a single aspect of the regulations governing the GM's business (fuel emissions), the Proposal here requests that the Company interject itself in a national debate regarding health care reform in a specific manner that would call for a complete overhaul of its industry, as the principles in the Proposal aim to create a government mandate regarding how, when, and to whom coverage is provided, where no government mandate previously existed. Indeed, statements on health care reform, such as those requested by the Proposal, when made by a major health care provider, would have a significant impact on a national debate regarding health care reform and, therefore, necessarily would involve the Company in that debate. Thus, the Proposal here constitutes a far greater intrusion into the day-to-day ordinary business of the Company than the situations in which the Staff has taken the view that similar proposals could be excluded under rule 14a-8(i)(7).[33] As such, it is appropriate to exclude the Proposal from the Company's proxy materials in reliance on rule 14a-8(i)(7), as seeking to involve UnitedHealth in the political or legislative process relating to a fundamental aspect of the Company's operations.

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31 Institute of Medicine of the National Academies, Report Brief, Insuring America's Health: Principles and Recommendations, at 7 (Jan. 2004), *available at* http://www.iom.edu/Object.File/Master/17/732/Uninsured6-EnglishFINAL.pdf.

32 *See* UnitedHealth Group Incorporated, Form 10-Q at 4, 27 (Sept. 30, 2007).

33 For the reasons expressed in this request, the Company believes that a proposal seeking for a company not in the business of providing health care to adopt a public policy position on universal health care reform stands in stark contrast to a proposal asking the same of a health care provider. As such, even though the Staff expressed the opinion in United Technologies that an identical proposal to the Proposal could not be omitted under rule 14a-8(i)(7) as seeking to involve a company in the political or legislative process related to an aspect of its ordinary business operations, we believe that such a basis may be relied upon by a health care provider, such as the Company, that is being asked to publicly aver its support of principles regarding to whom, when and in what manner the products and services it provides should be made available to the American public.

C. The Proposal concerns the Company's provision of employee benefits.

As with proposals that would involve a company in the political or legislative process relating to its operations, the Staff has long recognized that proposals relating to employee health care benefits may be omitted in reliance on rule 14a-8(i)(7), because they deal with matters relating to the company's ordinary business operations. Recently, the Staff took the position that CVS Caremark could omit an almost identical proposal to the Proposal from its proxy materials in reliance on rule 14a-8(i)(7), as relating to employee benefits.[34] In its request for a no-action position from the Staff, CVS Caremark expressed its view that the proposal requested that the company adopt universal health care principles imposing standards on health care coverage and health insurance which would impact how the company determines employee health care benefits issues.[35]

Also, in Kohl's the Staff concurred when the company sought to exclude a proposal requesting a report regarding rising health care costs and the registrant's response to those costs, noting that the proposal was excludable as relating to employee benefits. Subsequently, in 3M Company the Staff again concurred that a similar proposal was excludable under rule 14a-8(i)(7), as relating to employee benefits.[36] These decisions from 2007 were consistent with the Staff's long history of permitting the exclusion of shareholder proposals concerning employee benefits.[37]

The Proposal here, just like those in CVS Caremark, 3M Company, and Kohl's, relates to the Company's provision of employee benefits, including the costs of those employee benefits to the Company. In this regard, the Supporting Statement:

- indicates that the principles to be adopted also would be applied to the Company's provision of health insurance to its own employees; and

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34 *See* CVS Caremark Corporation (Jan. 31, 2008) ("CVS Caremark") (omitting a proposal urging the board of directors to adopt principles for health care reform, such as those based upon principles specified in the proposal, and to report annually on how it is implementing such principles).

35 *See Id.* at page 2.

36 *See also* General Motors Corporation, (Mar. 9, 2007) ("General Motors 2007") (noting that proposal requesting report regarding rising costs of health care and registrant's response excludable under rule 14a-8(i)(7) as relating to employee benefits); Target Corporation (Feb. 27, 2007) ("Target") (same).

37 *See, e.g.*, General Motors Corporation (Mar. 24, 2005) (proposal requesting that the board establish a committee to address "the health care problem" excludable under rule 14a-8(i)(7) as relating to employee benefits); International Business Machine Corporation (Jan. 13, 2005) (proposal seeking a public disclosure of certain health care expenses and a report on how the company would reduce those expenses omitted under rule 14a-8(i)(7)); *and* PepsiCo, Inc. (Mar. 7, 1991) (permitting exclusion of a proposal as relating to ordinary business, highlighting the registrant's argument that "decisions relating to the evaluation of employee health and welfare plans are matters involving the Company's ordinary business operations").

- focuses on the health care costs savings to employers, including UnitedHealth, if the principles in the Proposal were implemented, specifically noting that implementing the principles "would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation."

Of course, the goals reflected in the principles are admirable, and the Company strives to provide its employees the best possible coverage at an affordable price. Determining what constitutes the optimal coverage, however, requires an analysis of myriad variables that must be taken into account in the complex field of employee benefits. For example, an assessment of the increased costs or increased savings of an employee benefit package requires a detailed analysis of the Company's current and anticipated financial condition and structure, as well as the current and anticipated costs of the benefits to be provided. Further, beyond the necessary assessment of potential costs or savings, assessing the optimal benefits packages requires an understanding of the Company's business operations, the health care industry, the nature of the total compensation packages available to Company employees, and extensive regulation by numerous government agencies (including regulation by the Department of Labor, the Internal Revenue Service, the Occupational Health and Safety Administration, the Pension Benefit Guaranty Corporation, and the Equal Employment Opportunity Commission). The Company's legal counsel and human capital department engage in extensive analyses on a day-to-day basis to ensure that the Company's employee benefits policies adequately anticipate future costs, are appropriate for the Company's workforce, and comply with the vast array of rules and regulations governing the field.

In short, the complex factors that must be taken into consideration in making determinations regarding the provision of employee benefits make it impracticable for shareholders to decide how to address such issues at an annual shareholders meeting. Moreover, any public statements on the universal and continuous provision of affordable, sustainable and high-quality health care would necessarily apply to the Company's employee health benefits, since it is the Company -- not a third party -- that is the provider of those products and services to its employees. Simply put, UnitedHealth would necessarily have to implement the principles with regard to its employee benefits program if it were to publicly "adopt" them because, as its employees' health care provider, it is responsible for the scope, availability, and pricing of the health plan products and services provided to its employees. Unlike in United Technologies, a policy statement on universal health care would be much more than a mere indication of the Company's commitment to health care coverage; instead, it would be a commitment to alter the very products and services that it provides on a day-to-day basis (both to its customers and its employees). Further, the adoption of the principles in the Proposal would not necessarily impact the type or scope of benefits provided to employees of a company that, unlike UnitedHealth, was not a provider of health care products and services. The provision of employee benefits is precisely the kind of "ordinary business" matter UnitedHealth's management and the Board must resolve. Accordingly, consistent with the Staff's long-held position, recently expressed in CVS Caremark, 3M Company, Kohl's, General Motors 2007, and Target, it is appropriate to exclude the Proposal from the Company's proxy materials in reliance on rule 14a-8(i)(7).

III. Conclusion

Based on the foregoing, on behalf of the Company, we respectfully request the concurrence of the Staff that the Proposal may be excluded from the Company's proxy materials for the 2008 Annual Meeting in reliance on rule 14a-8(i)(7).

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned or Julia Berman at O'Melveny & Myers LLP, at 202-383-5018.

Sincerely,

Robert T Plesnarski / JB

Robert Plesnarski
of O'MELVENY & MYERS LLP

Enclosure

cc: Susan White
Director, Oneida Trust Department

Julia Berman
O'Melveny & Myers LLP

Exhibit A

December 26, 2007

By Overnight Mail

Ms. Dannette L. Smith, Deputy General Counsel
and Assistant Secretary
UnitedHealth Group Incorporated
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, Minnesota 55343

Dear Ms. Smith:

On behalf of the Oneida Tribe of Indians Trust Fund, I write to give notice that pursuant to the 2007 proxy statement of UnitedHealth Group Incorporated (the "Company"), the Oneida Tribe of Indians Trust Fund intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Oneida Tribe of Indians Trust Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Oneida Tribe of Indians Trust Fund is the beneficial owner of 800 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Oneida Tribe of Indians Trust Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Oneida Tribe of Indians Trust Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,

Susan White, Director
Oneida Trust Department

Shareholder Proposal

RESOLVED: Shareholders of UnitedHealth Group Incorporated (the "Company") urge the Board of Directors (the "Board") to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued five principles for reforming health insurance coverage in a report, Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as those set forth by the Institute of Medicine, are essential if public confidence in our Company's commitment to health care coverage is to be maintained.

Access to affordable, comprehensive health care insurance is the most significant social policy issue in America according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. In our opinion, health care reform also is a central issue in the presidential campaign of 2008.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*The New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007)

The National Coalition on Health Care (whose members include some of the largest publicly-held companies, institutional investors and labor unions) also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

We believe that the 47 million Americans without health insurance results in higher costs to our Company, as well as all other U.S. companies that provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Moreover, we feel that increasing health care costs further reduce shareholder value when it leads companies to shift costs to employees, thereby reducing employee productivity, health and morale.

O

O'MELVENY & MYERS LLP

1625 Eye Street, NW
Washington, D.C. 20006-4001
TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414

RECEIVED
2008 FEB 14 PM 4:22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

FAX TRANSMITTAL

DATE & TIME: Thursday, 02/14/08, 12:52 PM		**TOTAL NUMBER OF PAGES:** 3
TO: Will Hines - Office of Chief Counsel - Division of Corporation Finance	**FAX NUMBER:** 202-772-9201	**TELEPHONE NUMBER:** 202-551-3500
FROM: Julia A. Berman	**RETURN FAX NUMBER:** (202) 383-5414	**TELEPHONE NUMBER:** (202) 220-5018

MESSAGE

On February 10, 2008, we submitted a request for a no-action letter on behalf of our client, UnitedHealth Group Inc. However, our letter did not contain the contact information for the proponent, the Oneida Tribe of Indians Trust Fund. Based upon the attached copies of the envelope in which the Company received the submission and a fax cover sheet, we wish to provide you with the following contact information (confirmed as correct with the proponent):

Susan White, Director	(920) 490-3935 (phone)
Oneida Trust Department	(920) 490-3939 (fax)
Oneida Tribe	swhite@oneidanation.org
P.O. Box 365	
Green Bay, WI 54155	

As we are now able to provide the Staff with a fax number for the proponent, please fax your response to our request for a no-action letter to the proponent at 920-490-3939 and O'Melveny & Myers LLP at 202-383-5414.

IF YOU DID NOT RECEIVE ALL PAGES, PLEASE CALL OUR FAX DEPARTMENT AT (202) 383-5221.

FILE NO.:	882,444-002	**RETURN ORIGINAL TO:**	
USER NO.:	16343	**EXTENSION:**	
RESPONSIBLE ATTY NAME:	Julia A. Berman	**LOCATION:**	
SPECIAL INSTRUCTIONS:			

hp LaserJet 9040mfp series

Fax Call Report

UnitedHealth Group
952-936-1745
Jan-23-2008 06:16 PM

Job	Date/Time	Type	Identification	Duration	Pages	Result
2008	Jan-23-2008 06:15 PM	Receive	1 920 490 3939	0:42	2	Success

01/23/2008 18:18 1-920-490-3939 ONEIDA TRUST DEPT. PAGE 01/02

Faxed 1/23/08 6:18pm cst SW

ONEIDA TRUST DEPARTMENT

P.O. Box 365 · Oneida, WI 54155
Phone: (920) 490-3935 Fax: (920) 490-3939

Facsimile Transmission

To: Dannette Smith From: Susan White

Dept: ____ Title: ____

Phone: ____ Date: Jan. 23, 2008

Fax # 952-936-1745 # of pgs (including cover): 2

The original ___ will not ✓ be mailed.

Re: BoNY letter - record holder for Oneida.

This facsimile transmission contains confidential and privileged information and is for the sole use of the above intended recipient. Use, distribution, copying of this facsimile by anyone other than the intended recipient is strictly prohibited. If you are in receipt of this transmission in error, please notify us immediately so that we may make arrangements to collect this facsimile transmission from you. Thank you.

TOTAL P.03

FROM:
COLLEEN COWLING
(920) 494-4006 1918
ONEIDA TRIBE
2701 W. MASON STREET
GREEN BAY WI 54303

1 LBS 1 OF 1

FOR UPS SHIPPING ONLY

MN 559 9-37

SHIP TO:

MS DANNETTE L SMITH DEPUTY GENERAL
(952) 936-1300
UNITEDHEALTH GROUP INCORPORATED
9900 BREN ROAD EAST
MINNETONKA MN 55343

UPS NEXT DAY AIR 1
TRACKING #: 1Z 577 844 01 4635 7240

REF 1:TRUST
REF 2:SUSAN WHITE

EXTREMELY URGENT

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Exhibit B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

April 2, 2008

Robert Plesnarski
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Re: UnitedHealth Group Incorporated
Incoming letter dated February 10, 2008

Dear Mr. Plesnarski:

This is in response to your letters dated February 10, 2008 and February 14, 2008 concerning the shareholder proposal submitted to UnitedHealth by the Oneida Tribe of Indians Trust Fund. We also have received a letter from the proponent dated March 7, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Susan White
Director
Oneida Trust Department
Oneida Tribe of Indians Trust Fund
P.O. Box 365
Oneida, WI 54155

April 2, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UnitedHealth Group Incorporated
Incoming letter dated February 10, 2008

The proposal urges the board of directors to adopt principles for health care reform based upon principles specified in the proposal.

We are unable to concur in your view that UnitedHealth may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that UnitedHealth may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

Exhibit C

ONEIDA TRIBE OF INDIANS OF WISCONSIN

ONEIDA TRUST DEPARTMENT

P.O. BOX 365 • ONEIDA, WI 54155
PHONE: (920) 490-3935 FAX: (920) 490-3939

March 7, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **UnitedHealth Group Incorporated's Request to Exclude Proposal Submitted by the Oneida Tribe of Indians Trust Fund**

Dear Sir/Madam:

This letter is submitted in response to a letter to the Commission from the UnitedHealth Group Incorporated ("UnitedHealth" or the "Company"), dated February 10, 2008, claiming that the Company may exclude the shareholder proposal ("Proposal") of the Oneida Tribe of Indians Trust Fund (the "Proponent") from its 2008 proxy materials.

I. Introduction

Proponent's shareholder proposal to UnitedHealth urges:

the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

UnitedHealth argues that the Proposal is excludable "because it deals with matters relating to the Company's ordinary business operations." [Rule 14a-8(i)(7)]

The Proposal, in fact, is a clearly stated request to UnitedHealth's Board of Directors to adopt principles on the significant social policy issue of health care reform. Citing past staff decisions, however, and mischaracterizing the Proposal as one seeking to direct the conduct of UnitedHealth's business operations, the Company seeks to exclude this Proposal. Yet major companies, including Aetna, McDonald's, IBM, Bristol-Meyers Squibb and General Electric, which each received the same shareholder proposal for 2008, recently adopted principles for health care reform.[1]

As outlined in detail below, the decisions of the Staff do not support UnitedHealth's argument. A careful reading of the Proposal demonstrates that its terms are clear and that it would in no way interfere with UnitedHealth business operations. Instead, it merely urges the Board of Directors to adopt UnitedHealth's own principles on a significant social policy issue, just as other proposals have done on another significant public issue: labor and human rights. In sum, the Proposal carefully focuses on a significant social policy issue and it belongs on the UnitedHealth proxy for 2008.

II. The Proposal is not excludable under Rule 14a-8(i)(7), as an ordinary business matter, because it focuses on a significant social policy issue that transcends the day-to-day business matters of the Company.

A. Health care reform is a significant social policy issue.

The Commission stated in Exchange Act Release No. 40018 that "proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues...would not be excludable, because the proposals would transcend day-to-day business matters...." The Proposal before UnitedHealth is just such a proposal. It urges the Board of Directors to adopt principles for health care reform based upon principles reported by the nation's leading authority on health care issues, the Institute of Medicine. The Proposal does not ask the Company to provide any information or reports on its internal operations. Instead, it asks the Company to focus externally on health care reform as a significant social policy issue affecting the Company and the public's health.

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[1] Letter from Heather L. Maples, Special Counsel, Division of Corporation Finance, U.S. Securities and Exchange Commission to Amy L. Goodman, Gibson, Dunn and Crutcher LLP, January 10, 2008. Bristol-Meyers Squibb website posting: http://www.bms.com/sr/key_issues/content/data/reform.html; [1] Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM Corporation, to Dan Pedrotty, Director, AFL-CIO Office of Investment, December 12, 2007 (attached). GE: Letter from David N. Stewart, Senior Counsel, Investigations/Regulatory, General electric to Sister Barbara Kraemer, President School Sisters of St. Francis of St. Joseph's Convent, January 25, 2008; "To Your Health! Aetna's Proposal for Health Care System Transformation," http://www.aetna.com/about/america/ToYourHealth-V2.pdf (accessed March 3, 2008)

Health care reform is, in fact, the most important domestic issue in America. Public opinion polls by *The Wall Street Journal*/NBC News, the Kaiser Foundation, the Associated Press,[2] the Commonwealth Fund[3] and *The New York Times* all document its significance. The November 2007 *Wall Street Journal*/NBC News poll, for example, reported 52% of Americans "say the economy and health care are most important to them in choosing a president, compared with 34% who cite terrorism and social and moral issues.... That is the reverse of the percentages recorded just before the 2004 election. The poll also shows that voters see health care eclipsing the Iraq war for the first time as the issue most urgently requiring a new approach."[4]

Many businesses now cite health care costs as their biggest economic challenge. John Castellani, president of the Business Roundtable, of which UnitedHealth is a member, has called health care reform a top priority for business and Congressional action.[5] In September, the CEOs of Kelly Services and Pitney Bowes, Inc, together with GE's Global Health Director, called on Congress to enact health care reform.[6] They joined other leading business coalitions, including the National Coalition on Health Care and the National Business Group on Health. The latter's membership consists of 245 major companies, including 60 of the Fortune 100.[7] Each organization maintains that the cost of health care for business is now greater than it should be and will continue to rise as long as 47 million Americans who have no health insurance remain without coverage.

Other leading business organizations have recently announced their support for health care reform: Divided We Fail, a coalition of the AARP, the Business Roundtable, the Service Employees International Union (SEIU) and the National Federation of Independent Business, states that it will "make access to quality, affordable health care and long-term financial security top issues in the national political debate."[8] In addition, Wal-Mart has joined with SEIU, calling on Congress to enact health care reform.[9]

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[2] Associated Press, December 28, 2007, "Issues rated as 'extremely important' in November [2007], and how that sentiment has changed [in December 2007]: Health care: 48 percent then, 53 percent now." Associated Press-Yahoo News survey of 1,821 adults was conducted Dec. 14-20, 2007; overall margin of sampling error of plus or minus 2.3 percentage points

[3] Commonwealth Fund, "The Public's Views on Health Care Reform in the 2008 Presidential Election," January 15, 2008: 86% of Americans surveyed say health care reform will be "somewhat important" (24%) or "very important" (62%).

[4] *The Wall Street Journal*, December 4, 2007, p A1.

[5] "Business Roundtable Unveils Principles for Health Care Reform," Press Release, June 6, 2007, http://www.businessroundtable.org//newsroom/document.aspx?qs=5886BF807822B0F19D5448322FB51711FCF50C8. Accessed December 4, 2007.

[6] Presentations by Carl Camden, CEO, Kelly Services; Michael Critelli, Chairman and CEO, Pitney Bowes, Inc. and Robert Galvin, M.D., Director, Global Health, General Electric Corporation, at Conference on Business and National Health Care Reform, sponsored by the Century Foundation and the Commonwealth Fund, Washington, DC, September 14, 2007.

[7] "National Health Care Reform: the Position of the National Business Group on Health," National Business Group on Health, Washington, DC (July, 2006), http://www.businessgrouphealth.org/pdfs/nationalhealthcarereformpositionstatement.pdf. (Accessed December 4, 2007).

[8] *The Wall Street Journal*, November 13, 2007, p. B4.

[9] *The New York Times*, February 7, 2007.

Underscoring the significance of health care reform as a major social policy issue in 2007, the American Cancer Society has taken the unprecedented step of redirecting its entire $15 million advertising budget "to the consequences of inadequate health care coverage" in the United States.[10]

B. The Proposal focuses on principles for health care reform as a significant social policy issue, not as a matter of day-to-day business operations or internal risk assessment.

The Proposal urges the Company to adopt a statement of principles for health care reform. It does not, however, deal with day-to day business operations, nor does it require any assessment of internal matters of risk affecting the Company. The Proposal, in fact, is more akin to proposals that have called upon companies to adopt a code of conduct dealing with human rights. Such codes are statements of principles that guide a company in dealing with the significant social policy issue of human rights. The Staff has decided that such proposals are not excludable as matters relating to ordinary business operations under Rule 14a-8(i)(7). In both *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007), and *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004), companies cited "ordinary business operations," to exclude proposals calling for the adoption of a company code of conduct. The Staff denied each company's request.

UnitedHealth misconstrues and narrowly characterizes the Proposal here as one dealing with its day –to-day business operations, the legislative process and its employee benefits. But the plain language of the Proposal and the Supporting Statement describe "health care reform" in the context of a significant social policy affecting the Company and the nation. The Proposal describes "universal" coverage of all Americans.

Just as the human rights proposals in *McDonald's Corporation* and *Costco Wholesale Corporation* involved companies in the U.S. and the global economy and the significant social policy issue of human rights, the Proposal here focuses on the Company in the U.S. and the global economy and health care as a significant social policy issue.

1. The Proposal focuses the Company outwardly on a significant social policy issue, not inwardly on its day-to-day business operations.

UnitedHealth would have the Commission believe that the Proposal attempts to direct its internal business operations when it is clear that it does nothing of the kind. There is nothing in the Proposal about the Company's products and services to customers. The Company, in fact, presents no evidence to support its argument other than to state the obvious: it is in the health insurance business. That fact does not transform the significant social issue of health care reform into a matter or ordinary business. Indeed,

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[10] *The New York Times*, August 31, 2007.

Aetna, which received the same Proposal as UnitedHealth, adopted principles for health care reform and Aetna is also in the health insurance business. In essence, the Company's argument is that since it is in the health insurance business, the Proposal is excludable. Such an argument would mean that any company receiving a shareholder proposal on significant social issue could exclude the proposal if its business related to that significant social issue.

UnitedHealth describes its "day-to-day" business practices of evaluating "criteria on which it can reasonably provide health care coverage to prospective customers" and then falsely states that, "The Proposal attempts to replace this carefully studied approach with a sweeping mandate that 'coverage should be universal.'" Similarly, the Company argues that the Proposal would "sweep aside" management's assessment of insuring "individuals and groups at various time periods" with the Proposal's reference to the Institute of Medicine's principle that "coverage should be continuous."

Finally, the Company, mistakenly claims that the Proposal would "replace" Unitedhealth's "appropriate pricing for its products and services... by mandating the '[h]ealth care coverage should be affordable to individuals and families.'" The Proposal is not directed at UnitedHealth's ordinary business or evaluating customer risks and pricing. On the contrary, the Proposal is directed outwardly at health care reform and the public's health in the United States of America. Just as the proposal in *McDonald's* requested that the Board adopt human rights and labor standards, while in no way interfering in McDonald's global employment pricing and training practices, so the Proposal focuses on an external set of principles for the significant social issue of health care reform.

A review of the cases cited by the Company in support of its argument to exclude the Proposal reveals little or nothing in support of UnitedHealth's argument:

The Company cites *Bank of America*, 2007 SEC No-Act. LEXIS 208 (February 21, 2007), which involved a proposal that requested "the board prepare a report about the policies that are in place to safeguard against the provision of any financial services for any corporate or individual clients that enables capital flight and results in tax avoidance." The Proposal before the Company requests no report, nor does it ask for information about any aspect of the Company's business operations. It merely requests that the Board of Directors adopt principles for health care reform based upon the principles set forth by the Institute of Medicine.

The Company also cites *Bank of America,* 2005 SEC No-Act. LEXIS 340 (March 7, 2005), which also involved a proposal unlike the Proposal before UnitedHealth. In this *Bank of America* decision, a proposal calling for a "board report to shareholders on Bank of America's policies and procedures for ensuring that all personal and private information pertaining to all Bank of America customers will remain confidential in all business operations "outsourced" to offshore locations," was excluded as a matter of ordinary business. The Proposal before UnitedHealth requests nothing more than a statement of principles on the significant social issue of health care reform. It is not, like the *Bank of America* proposal, an effort to gain a report on the ordinary business operations of the company.

UnitedHealth also cites *Marriott International,* 2004 SEC No-Act. LEXIS 315 (February 13, 2004), which involved a proposal requesting "that the company issue and enforce a corporate policy against any of its hotels or resorts which it owns or manages from selling or offering to sell any sexually explicit materials through pay-per-view or in its gift shop. The proposal also requests that the company cancel any contracts with vendors to provide such material." Clearly the proposal in *Marriott International* reached into the company's ordinary business operations, even its contracts. The Proposal before UnitedHealth does no such thing. It merely asks for a statement of principles on a significant social issue. It is entirely up to the Board of Directors and the management of UnitedHealth to determine what the Company might do beyond adopting a statement of principles on health care reform.

The Home Depot, 2008 SEC No-Act. LEXIS 62 (January 25, 2008), cited by UnitedHealth, involved a proposal requesting that "the board publish a report on the company's policies on product safety that includes information specified in the proposal." Unlike the Proposal before UnitedHealth, the proposal in *Home Depot* dealt with a report on the internal ordinary business matters of the company. The Proposal before United Health focuses externally on the significant social issue of health care reform.

Family Dollar Stores, 2007 SEC No-Act. LEXIS 630 (November 6, 2007) was a proposal requesting "that the board publish a report evaluating the company's policies and procedures for minimizing customers' exposure to toxic substances and hazardous components in its marketed products." The Company's reliance upon *Family Dollar Stores* is misplaced because the report requested there would have required the Company to describe is internal ordinary business matters. There is no such Proposal before UnitedHealth.

Walgreen Company 2006 SEC No-Act. LEXIS 638 (October 13, 2006), also cited by UnitedHealth, was a proposal requesting "that the board publish a report characterizing the extent to which the company's private label cosmetics and personal care products lines contain carcinogens, mutagens, reproductive toxicants, and chemicals that affect the endocrine system and describing options for using safer alternatives." *Walgreen Company* is also inapposite because, unlike the Proposal before UnitedHealth, it requested a report on the ordinary business operations of the company. The Proposal before UnitedHealth makes no such request.

2. While proposals calling for reports on health care have generally been excluded as matters involving an analysis of internal risk, Proponent's Proposal calls for an entirely different measure: the adoption of principles for health care reform—on a matter of significant social policy.

The Company cites *International Business Machines Corporation*, 2002 SEC No-Act. LEXIS 85 (January 21, 2002), in support of its request to exclude the Proposal. IBM, in fact, received a nearly identical proposal for inclusion in its 2008 proxy. Unlike UnitedHealth, however, IBM chose not to file a No-Action Letter with the Commission. Instead, IBM began a dialogue with proponents. IBM and the proponents reached an agreement on the text of a letter that IBM sent to the proponents (Attachment "A"), describing its principles for health care reform.[11] Aetna and Bristol-Meyers Squibb ("Bristol-Meyers") received a nearly identical proposals to Proponent's, calling for the adoption of principles for health care reform. After a dialogue with proponents of the resolution, Bristol-Meyers withdrew its request to the Commission for a No-Action Letter to exclude the Proposal, citing Rule 14a-8(i)(7).[12] Bristol-Meyers has now posted its statement of principles for health care reform on its website.[13] Aetna's statement of principles for health care reform appears on the company's website and proponents withdrew their proposal. [14]General Electric, which also received this same proposal, adopted and endorsed the Institute of Medicine's Principles.[15]

In *Ford Motor Company*, 2007 SEC No-Act. LEXIS 296 (March 1, 2007), the Staff agreed that a proposal requesting that the board prepare a report "examining the implications of rising health care expenses and how Ford is addressing this issue without compromising the health and productivity of its workforce" could not be excluded as ordinary business under Rule 14a-8(i)(7). The proposal requested a report focused exclusively on health care costs as a significant social policy issue. Both the proposal and the supporting statement contained extensive documentation on health care costs. Both carefully framed the issue as one that in no way involved reporting on the internal risks posed to Ford's ordinary business, including its employee benefits operations.

United Technologies Corporation, 2008 SEC No-Act. LEXIS 123 (January 31, 2008, like the Proposal before UnitedHealth, also involved a proposal urging the Board of Directors to adopt principles on the significant social policy issue of health care reform. The Commission rejected the company's argument that the proposal could be excluded on ordinary business grounds. . *The Boeing Company*, 2008 SEC No-Act. LEXIS 139 (February 5, 2008) and *Xcel Energy*, 2008 SEC No-Act. LEXIS 178 (February 15, 2008) both involved identical proposals on health care reform and the Commission rejected each company's arguments that the proposal involved a matter of ordinary business.

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[11] Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM, to Daniel F. Pedrotty, Director, Office of Investment, AFL-CIO, December 12, 2007.

[12] Letter from Heather L. Maples, Special Counsel, Division of Corporation Finance, US Securities and Exchange Commission, to Amy L. Goodman, Gibson, Dunn and Crutcher LLP, January 10, 2008. Bristol-Meyers also cited Rule 14a-8(i)(3) and Rule 14a-8(i)(10).

[13] Bristol-Meyers Squibb website posting: http://www.bms.com/sr/key_issues/content/data/reform.html (Accessed January 18, 2008).

[14] Op. cit.

[15] GE: Letter from David N. Stewart, Senior Counsel, Investigations/Regulatory, General electric to Sister Barbara Kraemer, President School Sisters of St. Francis of St. Joseph's Convent, January 25, 2008.

Wendy's International, 2008 SEC No-Act. ____ (February 13, 2008) also involved the identical Proposal before UnitedHealth and the Commission denied the company's request to exclude it on the grounds of ordinary business.

UnitedHealth attempts to distinguish itself from these companies, citing the nature of its health insurance business as the basis to exclude the Proposal. If the Proposal requested something other than a mere statement of principles on the significant social issue of health care reform, the Company might have a legitimate point. But the Proposal before the Company requests no report on the Company's ordinary business, nor does it in any way affect its ordinary business. Contrary to the Company's assertions, it only requests a statement of principles, not a set of operating requirements for the Company's ordinary business.

III. The Proposal urges the Board to adopt principles on a significant social policy issue, not to engage the Company in the political and legislative process.

The Company would have the Commission believe that the Proposal requires UnitedHealth to engage in "the political or legislative process" on "a matter of ordinary business." The Company is wrong on both counts. First, as Proponent has demonstrated above, the Proposal urges the Board of Directors to adopt principles on a significant social policy issue, health care reform.[16] The evidence continues to mount that health care reform is a significant social policy issue.[17] Indeed, Bristol-Meyers Squibb, which initially sought the Commission's approval to exclude a nearly identical proposal on ordinary business grounds, has withdrawn its request and has adopted principles for health care reform. IBM, which has successfully opposed proposals calling for reports on health care costs and lobbying by the company, began a dialogue with Proponent that resulted in a statement of principles for health care reform. Aetna, which is in the health insurance business like UnitedHealth, has also adopted principles for health care reform.

Second, the Proposal in no way urges the Company to involve itself in the political or legislative process. Instead, it merely urges the Board of Directors to adopt principles on this significant social policy issue, just as IBM and Bristol-Meyers Squibb have now done. The Company, however, citing *Chrysler Corporation,* 1992 SEC No-

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[16] The Company also asserts that the Institute of Medicine's Principles for Health Care Reform are "political in nature." The Institute of Medicine is a world renowned scientific and policy organization, established by the U.S. Congress. See http://www.iom.edu/CMS/AboutIOM.aspx (accessed March 3, 2008) whose reports and recommendations are of significant interest to policy makers. That fact in no way renders the Institute of Medicine a political organization, not does it render the IOM Principles for Health Care Reform a political document.

[17] Associated Press, December 28, 2007, "Issues rated as 'extremely important' in November [2007], and how that sentiment has changed [in December 2007]: Health care: 48 percent then, 53 percent now." Associated Press-Yahoo News survey of 1,821 adults was conducted Dec. 14-20, 2007; overall margin of sampling error of plus or minus 2.3 percentage points. Commonwealth Fund, "The Public's Views on Health Care Reform in the 2008 Presidential Election," January 15, 2008: 86% of Americans surveyed say health care reform will be "somewhat important" (24%) or "very important" (62%).

Act. LEXIS 143 (February 10, 1992) mischaracterizes the Proposal as one calling for the Company to participate in the legislative or political process. But in *Chrysler*, the proposal specifically called for lobbying.[18] Proponent makes no such request.

The Company also cites *International Business Machines Corporation*, 2002 SEC No-Act. LEXIS 85 (January 21, 2002), in which the proposal called upon IBM to report on:

> the estimated average annual cost for employee health benefits in the United States versus the next five countries with the largest number of IBM employees and if found to be substantially less, join with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits.

The Proposal makes no request for a report or data regarding UnitedHealth's health benefits operations, nor does it call upon the Company to join with any other company or organization to support a "national health insurance system." Instead, like other significant social policy proposals on human rights, it calls upon the Company to adopt principles on a significant social policy issue. *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007); *Costco Wholesale Corporation,* 2004 SEC No-Act. LEXIS 806 (October 26, 2004).

Dole Food Company, 1992 SEC No-Act. LEXIS 154 (February 10, 1992), involved a proposal seeking to involve the company in the legislative process. While the Commission's decision to permit the company to exclude the proposal was reversed by the U.S. District Court, it was remanded as moot by the U.S. Court of Appeals for the Second Circuit, *New York City Employees 'Retirement System v. Dole Food Company*, 969 F.2d 1430, 1433 (1992). Contrary to UnitedHealth's assertions, the Proposal before the Company in no way calls upon the Company to involve itself in the legislative or political process.

Finally, the Company cites *General Motors Corporation*, 2006 SEC No-Act. LEXIS 426 (April 7, 2006), in support of its argument that the Proposal seeks to involve the Company in the legislative or political process. But the proposal in *General Motors* requested that GM "petition the U.S. government for improved CAFE standards for light duty trucks and cars, lead an effort to develop non-oil based transportation system, and spread this technology to other nations." The very nature of a petition to the U.S. government and the GM proposal's call for the company to "lead and effort to develop non-oil based transportation system" are indicative of legislative and political actions.

The Proposal before UnitedHealth contains no such language. It asks for nothing more than a statement of principles on this significant social issue. Moreover, the Company's attempt to characterize the Institute of Medicine (IOM) and its Principles for Health care reform as a legislative or political effort is at best, attenuated. Not only is the

[18] "ONE or more Chrysler officers and/or directors SHALL actively support and lobby for UNIVERSAL HEALTH coverage (sic)..." *Chrysler Corporation,* 1992 SEC No-Act. LEXIS 143 (February 10, 1992).

Institute of Medicine a leading authority in science and policy, but the IOM was established by the United States Congress to provide scientific and policy information to the public, including the Congress. The fact the IOM recommendation speaks to or is considered by the Congress is further evidence of the fact that health care reform is a significant social policy issue. It does not render the Proposal, which merely references the IOM Principles as an example for the Company to consider in drafting its own principles for health care reform, into a matter of ordinary business for UnitedHealth.

IV. The Proposal requests a statement of principles on the significant social issue of health care reform in the United States, not UnitedHealth's provision of employee benefits.

Despite the fact that the proposal merely requests that the Board adopt principles on the significant social policy issue of health care reform, UnitedHealth argues that it l "concerns the Company's provision of employee benefits." The Company's argument here is akin to McDonald's unsuccessful argument that it could exclude a proposal on the significant social issue of labor and human rights since that proposal concerned its employment practices and operations.. The Commission denied McDonald's request. *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007)

The Company cites *CVS Caremark,* 2008 SEC No-Act. LEXIS 55 (January 31, 2008), but the Proposal in *CVS Caremark* called for CVS to "report annually about how it is implementing [its health care reform] principles." The supporting statement in CVS Caremark also contained many references to lobbying by the company. The Proposal before UnitedHealth, however, does not request for a report. It does not deal with lobbying. [19] It simply asks for a statement of principles on the significant social issue of health care reform.

United Technologies Corporation, 2008 SEC No-Act. LEXIS 123 (January 31, 2008; *The Boeing Company,* 2008 SEC No-Act. LEXIS 139 (February 5, 2008); *Xcel Energy,* 2008 SEC No-Act. LEXIS 178 (February 15, 2008) and *Wendy's International,* 2008 SEC No-Act. ____ (February 13, 2008) each involved identical proposals on health care reform to the Proposal before UnitedHealth. The Commission rejected each company's arguments that the proposal involved a matter of ordinary business.

Proponent's shareholder proposal neither asks for a report on this significant social policy issue, nor does it require any assessment of internal matters of risk affecting the Company. The proposal, in fact, is more akin to proposals that have called upon companies to adopt a code of conduct dealing with human rights. Such codes are

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[19] Moreover, the proponents in *CVS Caremark* have requested a reconsideration of the Staff's decision on the grounds that the Staff did not have the Proponents' response letter to the objections of CVs Caremark at the time the decision was rendered.

statements of principles that guide a company in dealing with the significant social policy issue of human rights. The Staff has decided that such proposals are not excludable as matters relating to ordinary business operations under Rule 14a-8(i)(7). In both *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007) and *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806, (October 26, 2004), companies cited "ordinary business operations," to exclude proposals calling for the adoption of a company code of conduct. The Staff denied the each company's request.

UnitedHealth narrowly characterizes the proposal here as one concerned with "provision of employee benefits." But the plain language of the proposal and the supporting statement describe "health care reform" in the context of a significant social policy affecting the Company and the nation. The Proposal describes "universal" coverage of all Americans and repeatedly speaks in terms of businesses in the U.S. and the global economy. It cites research from one of the nation's leading health economists, Dr. Kenneth Thorpe, that shows companies pay as much as $1160 in surcharges for each insured employee to cover the costs of medical care delivered to the 47 million Americans who are uninsured.[20] The supporting statement also describes Dr. Thorpe's finding that universal health insurance coverage would save employers presently providing health insurance an estimated $595-$848 billion in the first 10 years of implementation.[21]

Just as the human rights proposals in *McDonald's Corporation* and *Costco Wholesale Corporation* involved companies in the U.S. and the global economy and the significant social policy issue of human rights, the proposal here focuses on the Company in the U.S. and the global economy, and health care as a significant social policy issue.

A. While proposals calling for reports on health care have generally been excluded as matters involving an analysis of internal risk, Proponent's proposal calls for an entirely different measure: the adoption of principles for health reform—on a matter of significant social policy.

The Company cites *International Business Machines Corporation*, 2002 SEC No-Act. LEXIS 85 (January 21, 2002) in support of its request to exclude the Proposal. Proponent did, in fact, submit an identical proposal to IBM for inclusion in that company's 2008 proxy. Unlike Boeing, however, IBM chose not to file a No-Action Letter with the Commission. Instead, IBM began a dialogue with the Proponent. IBM and the Proponent reached an agreement on the text of a letter that IBM sent to the Proponent (Attachment "A"), describing its principles for health care reform.[22] Bristol-Meyers Squibb ("Bristol-Meyers") received a nearly identical proposal to Proponent's,

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[20] Kenneth Thorpe, Ph.D., cited in "Paying A Premium: The Added Cost of Care for the Uninsured," (Families USA, Washington, DC: June 2005), p.4.

[21] Kenneth Thorpe, Ph.D., "Impacts of Health Reform: Projections of Costs and Savings," (National Coalition on Health Care, Washington, DC: 2005), p.14.

[22] Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM to Daniel F. Pedrotty, Director, Office of Investment, AFL-CIO, December 12, 2007.

calling for the adoption of principles for health care reform. After a dialogue with proponents of the resolution, Bristol-Meyers withdrew is request to the Commission for a No-Action Letter to exclude the proposal, citing Rule 14a-8(i)(7).[23] Bristol-Meyers has now posted its statement of principles for health care reform on its website.[24]

In *Ford Motor Company*, 2007 SEC No-Act. LEXIS 296, (March 1, 2007), the Staff agreed that a proposal requesting that the board prepare a report "examining the implications of rising health care expenses and how Ford is addressing this issue without compromising the health and productivity of its workforce," could not be excluded as ordinary business under rule 14a-8(i)(7). The proposal requested a report focused exclusively on health care costs as a significant social policy issue. Both the proposal and the supporting statement contained extensive documentation on health care costs. Both carefully framed the issue as one that in no way involved reporting on the internal risks posed to Ford's ordinary business, including its employee benefits operations.

The Company, however, cites Staff decisions on proposals that centered on matters of internal risk assessment and company finances relating to employee benefits plans. *General Motors Corporation, 2007 SEC No-Act. LEXIS 446* (April 11, 2007), involved what GM described as "a significant expense for General Motors, and managing health care costs for GM employees and retirees and their dependents is a key factor in GM's business operations." *Id.; Kohl's Corporation, 2007 SEC No-Act. LEXIS 5* (January 8, 2007), *3M Company,* 2007 SEC No-Act. LEXIS 197 (February 20, 2007), each involved the same proposal, calling for a report on health care costs at each company. Unlike the Proponent's Proposal, which calls for the adoption of principles on a significant social policy issue, the health care reports called for by the proposals in *General Motors Corporation*, *3M* and *Kohl's Corporation* would have required each company to conduct internal risk assessments.

General Motors Corporation, 2005 SEC No-Act. LEXIS 462 (March 24, 2005) is inapposite. Unlike the Proposal before UnitedHealth, which calls upon the Board of Directors to adopt principles for health care reform on a matter of significant social policy, the proposal before GM, called for the board to develop "specific reforms for the health care cost problem," a matter that GM explained was an integral part of its routine management of the company.

Finally, the Company misconstrues the Supporting Statement of the Proposal to state that "the principles to be adopted also would apply to the Company's provision of health insurance to its own employees." The Proposal contains no such statement. It merely requests that the Company adopt principles for health care reform. It is entirely up to the Company to decide what it chooses to do once it has formulated and adopted its own principles.

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[23] Letter from Heather L. Maples, Special Counsel, Division of Corporation Finance, US Securities and Exchange Commission to Amy L. Goodman, Gibson, Dunn and Crutcher LLP, January 10, 2008. Bristol-Meyers also cited Rule 14a-8(i)(3) and Rule 14a-8(i)(10).

[24] Bristol-Meyers Squibb website posting: http://www.bms.com/sr/key_issues/content/data/reform.html (Accessed January 18, 2008).

V. Conclusion

UnitedHealth has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal is inherently a significant social policy issue that transcends day-to-day business matters at UnitedHealth. It is, therefore, not excludable under Rules 14a-(i)(7) and 14a-8(j).

Consequently, since UnitedHealth has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before UnitedHealth's shareholders at the 2008 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 920-490-3935.

I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Respectfully submitted,

Susan White, Director
Oneida Trust Department

Attachments

RECEIVED

DEC 21 2007

IBM

Office of the Senior Vice President
Human Resources

New Orchard Road
Armonk, NY 10504

December 12, 2007

Daniel F. Pedrotty
Director, AFL-CIO Office of Investment
815 Sixteenth Street N.W.
Washington, D.C. 2006

Dear Dan:

I found my discussion with John Sweeney and you on health care reform in Washington, D.C. very timely, productive, and informative. It is clear we share the same high level of concern and commitment to major reforms that provide access to quality health care through comprehensive health insurance coverage for all Americans that is affordable to individuals and families. At the same time, reform should be affordable, sustainable and continuous for the general public, employers, labor unions and our government.

In the current system, health insurance is predominately provided by employers. In that system, responsible employers conduct themselves in such a way that all employees have health care. However, this system is failing and challenges the competitiveness of companies that provide health care. Costs are increasing, coverage is decreasing and employers are finding it more and more difficult to live up to their responsibilities.

We agree we need a new system in which everyone is covered and in which responsible employers do not end up bearing the cost of insuring the employees of irresponsible employers.

The status quo is unacceptable. This challenge needs to be addressed immediately, and business, labor and other interested groups should come together to agree upon a plan for shared responsibility and reforming our health care finance system to achieve these goals.

Moreover, we share the view that reform priorities must include all forms of prevention and strengthening our foundation of primary care. We also need to upgrade information technology systems to support informed decision-making, medical error eradication, medical practice transformation, performance and price transparency and simplifying administration.

I appreciated the opportunity afforded to me by John and you to describe our leadership at IBM. At IBM we not only agree with addressing these reform priorities, but understand the pressing need to take action. For the uninsured, these actions include leading multi-employer efforts to create health care coverage opportunities for the working uninsured in "National Health Access" and for the retired in the "Retiree Health Access" offerings. By the way of information, the "RHA" options allowed IBM to offer its Medicare retirees significant double-digit premium reductions.

Our actions at IBM with respect to the Institute of Medicine's attributes for health care have been equally aggressive. IBM has been an early and persistent instigator of transparency, quality improvement and reimbursement reform. We collaborated on the LEAP Frog initiative for inpatient care improvement and the widely adopted Bridges To Excellence office practice and chronic disease transformation initiative. Most recently, we led transparency in pricing certification, directed specifically at the Prescription Benefit Management industry. I think this demonstrates that actions speak louder than words and be assured we intend to continue our aggressive involvement.

Perhaps our most challenging project is IBM's current work with physicians to change the delivery of care so that we can all buy and receive comprehensive, continuous, coordinated and holistic care from a transformed primary care provider community. IBM helped create and chairs the Patient-Centered Primary Care Collaborative, bringing physicians and buyers together. We want to drive change for both physician and buyer to build strong patient-provider relationships based on better access, reformed care processes and personalization, meaningful communication, quality improvement and reimbursement reform. We know that this system foundation delivers better health, higher patient satisfaction and lower cost that other countries enjoy today.

As we agreed, the challenge is great and time is not on our side. I hope I've made clear we take our commitments seriously. Thank you for the opportunity to exchange views and to talk about the many things we are doing to drive system change and reform. I also want to reaffirm my willingness to continue our dialogue in the future.

Sincerely,

Randy

Randy MacDonald
Senior Vice President, Human Resources
IBM Corporation

cc: John Sweeney

We want you to know®

Aetna®

To Your Health!

Aetna's Proposal for Health Care System Transformation

Introduction

Our health care system remains the world's pioneer in research and medical technology, leading treatment breakthroughs that benefit Americans and people across the globe. The presence of first-rate physicians, hospitals, drugs and treatments are due, in large measure, to the competition inherent in our market-based system. While an impressive 84 percent of people in America — nearly 250 million people — have some form of health insurance, there are also critical problems relating to access, affordability and quality that must be addressed.

The ***problem of the uninsured*** has reached crisis proportions. About 47 million people in America — one in six individuals — lack health insurance, and research consistently shows the uninsured obtain less care, use fewer preventive services, and fail to adhere to recommended treatments. Additionally, tens of billions of dollars are spent each year treating those without health insurance, which places enormous strains on federal and state budgets, hampers the economy, and results in higher premiums for employers and those with insurance.

The ***cost of health care*** services continues to grow at a rate faster than both general inflation and wages, making health insurance increasingly difficult for individuals to purchase and for employers to offer in the workplace.

And there are well-documented **problems with quality of care**. Both over-utilization and under-utilization of services, combined with preventable medical errors and unacceptable variation in treatment outcomes, have created what the Institute of Medicine has long described as a chasm "between the health care we have and the care we could have."

Aetna's Commitment to Thought Leadership and Advancing the Public Good

As one of the oldest and largest insurers in America, we believe Aetna has both an opportunity and an obligation to be part of the solution. Our commitment to advancing the public good is engrained in the company's 154-year heritage and is reflected in Aetna's core values of integrity, quality service and value, excellence and accountability, and employee engagement.

We fundamentally believe that being a leader in health care means not only meeting business expectations, but also exercising ethical business principles and social responsibility in everything we do. We also believe that our considerable intellectual resources and experience can and should be leveraged to build a stronger and more effective health care system. This stance is embodied by Aetna's leadership on a variety of public policy issues, including racial and ethnic disparities, genetic testing, consumer engagement, price transparency, mental health parity, and health and benefits literacy.

Our commitment to being a thought leader means that we must be willing to challenge the status quo; that we set high expectations and support the development of fresh, yet pragmatic, policy approaches offered by our industry and others (e.g., Aetna endorses the "Vision for Reform" put forward by America's Health Insurance Plans); and that we serve as a resource to policymakers and others striving to improve our health care system.



Aetna's contributions to the intensifying policy debate about comprehensive health care reform are grounded by five core beliefs.

- First, every American should have affordable access to health care that produces quality outcomes and facilitates prevention, wellness and care coordination.
- Second, transforming the U.S. health care system, including its financing, is a shared responsibility that requires public and private sector leadership and collaboration.
- Third, achieving universal coverage is only possible when there is universal participation.
- Fourth, comprehensive health care reform should be built upon the strengths and successes associated with the competitive marketplace.
- And fifth, consumers must be empowered with the information, technological tools and product options necessary to make prudent health care decisions.

Aetna's 10-Point Plan for Health Care System Transformation

Transforming the U.S. health care system is a monumental challenge, but it is a challenge that must be addressed to ensure the future health and well-being of the nation and our fellow citizens. Described below is a 10-point plan to transform the U.S. health care system. This plan addresses the following key themes: Achieving universal coverage; increasing the affordability of health insurance and health care; strengthening consumer choice and flexibility; and improving health care quality and patient safety.

1. **Leverage the strengths of the current health care system to advance the goal of achieving universal coverage**
   - Encourage public-private coordination and collaboration. It is imperative that government and the private sector work together to expand access, increase affordability and improve quality. A competitive marketplace and a strong public health system are not mutually exclusive.
   - Continue to support the existing employer-based system, which is responsible for covering about 60 percent of non-elderly adults in the U.S. (177 million people). At the same time, support policies that promote affordable health insurance options for individuals and small employers not participating in the employer-based system.
   - Demonstrate corporate social responsibility. Private health insurers can advance the public good by supporting promising ideas and effective programs, sharing innovations and advancing the welfare of the communities they serve.

2. **Transform health insurance into a civic responsibility**
   - Require all Americans to possess health insurance coverage — an individual coverage requirement — as a common-sense approach for achieving universal coverage through universal participation.
   - Pair an individual coverage requirement with government assistance (e.g., advanceable, refundable tax credits structured on a sliding scale) for low-income Americans who are ineligible for public programs to enter the health insurance marketplace.
   - Explore new models of public-private partnership, such as a 21st century voucher system that facilitates portability, expands consumer options, and leverages the strengths of the competitive marketplace.

Exhibit D

2002

UnitedHealth Group

2002 ANNUAL REPORT



We imagine health care as it could be.

Between the health care system that exists today and the health care system we imagine, there lies significant opportunity — to make health care services more accessible for all Americans, to improve the quality of care, and to help individuals take a more active role in their own health and well-being.

CHAIRMAN'S LETTER

For UnitedHealth Group, 2002 was another year of change and positive performance. The disciplined application of our business principles combined with the competencies that form the foundation of our businesses continue to manifest themselves in exceptional operating and financial results. Diversification designed to serve unique populations, facilitation of health care decisions and interventions, and support of consumers, physicians and employers with services that address their needs — all contributed to record performance.

Our enterprise had significant impact on advancing health and well-being for the varied constituencies we serve. We improved the quality, safety and cost-effectiveness of the health care decisions made by millions of people and thousands of physicians, other care providers and health care institutions. Our advances helped to increase efficiency and diminish waste in the administration of health care services. We introduced new products to respond to the needs of the people, employers and governments who purchase health care services. Importantly, we contributed to improving the quality of health care for at-risk population groups, such as the elderly, the poor and those burdened with chronic illness.

UnitedHealth Group realized significant growth, operating results and strategic advances in 2002:

> We increased by more than 2.5 million the number of people we directly serve. UnitedHealth Group companies now contribute to improving the health of more than 48 million Americans.

> Revenues rose to exceed $25 billion.

> Earnings per share grew 52 percent, to $4.25 per share.

> Cash flows from operations increased 31 percent, to $2.4 billion.

> The British government engaged us to assist the National Health Service in improving health outcomes for seniors in Great Britain.

> Our skills and capacities to serve the underinsured were enhanced through the acquisition of AmeriChoice.

> We accelerated our migration toward simple, integrated, paperless, Internet-based services, executing at a pace of more than 60 million annual Internet transactions.

These accomplishments demonstrate the value we bring to a challenging marketplace and underscore the importance of making this critical part of our society simpler, more affordable, more accessible and more understandable. The American health care system needs to work better, and our competencies and values should help in that effort for years to come.

Beyond the business results we achieved and the contributions we have made, there is an even more compelling and larger opportunity for advancing health on behalf of our entire nation. A dominant emerging theme is the recognition that there is a limit to the economic resources any society can allocate to the health of its citizens. Critical choices are inevitably confronted when these limits are approached, whether by individuals, employers, charitable enterprises or governments. It is time to address this concern.

We have many reasons to be proud of the American health care system and the medical science associated with it, but we also have significant opportunity to make it better. Today our nation spends considerably more on health care than any other country, yet has failed to realize even near optimal results for these expenditures. Despite spending more than twice as much per capita as the average spending of the industrialized countries of the world, our overall health position was 37th among the 191 nations ranked by the World Health Organization. American life expectancy at birth and infant mortality are only average, and childhood immunization rates place us in the second quartile of this group. Within our country, there is immense disparity in health status among our states, and when the health status of sub-populations is examined, disturbing disparities continue to be experienced by millions of our citizens. The simple point is, America's dramatically higher health care spending and associated consumption does not consistently correlate with superior health outcomes for our society, does not result in access to care for millions of Americans and cannot be economically sustained without significant adverse consequences.



Pathways to essential health and well-being services for all Americans.



Improved quality of health care for every individual.

These aspects of our health care system are not acceptable, especially given our level of expenditure and the quality of our health care resources. If we as a nation are to address these challenges, fundamental questions must be raised and resolved:

> Are we prepared and able to confront both the economic and moral questions concerning how much of our national wealth should be allocated to health, and how that allocation should be distributed throughout society?

> Are we willing to examine the sources of waste and the contributors to sub-optimal health care outcomes, and use that information as the foundation for change and innovation?

> Is it realistic to expect that our health care spending can be predominately based on scientific evidence rather than other less reliable factors and, if so, do we have an adequate scientific infrastructure to provide such information?

> Can we work together across professional disciplines and political ideologies and through public, private and community partnerships to implement solutions?

> Will we as individuals prepare ourselves to exercise personal restraint regarding utilization of limited and expensive health care resources, and demand the same of health care professionals, in order to realize enhanced and cost-effective health outcomes for ourselves, our families and our communities?

The questions are easy to frame. The answers are complex and the solutions are elusive — particularly in a society which, despite the urgency of the issue, seems reluctant to address underlying causes and seek resolution.

In health care, we use far too many resources, and we use them inefficiently. This waste of precious and limited health care resources may be our nation's most serious health issue. While the evidence of this situation is prominently reflected in the continuously and dramatically escalating cost of health care, it is tragically experienced by a growing number of Americans who cannot access or afford health care and as a result suffer from preventable disease and premature death.

Four themes were introduced in this space last year that I believe are fundamental to achieving a national goal of affordable health care for all Americans. They were:

> Advancing a process to define essential health benefits and their means of delivery.

> Accepting evidence-based medicine as the standard for quality and appropriate health care.

> Simplifying and standardizing the administrative components of health care services.

> Providing better information and tools for consumers to facilitate their participation with physicians in making health care decisions.

These themes focus on how the national assets of health care, both public and private, can be made more effective when given sustained leadership and sponsorship from legislative, caregiving and business communities. Our voice, along with others, stimulated considerable discussion, but real action has been lacking. Based on all we know today, these areas of focus are clearly correct and must continue to be advanced.

Even as we call for national initiatives, it is imperative that each of us remembers there are important actions we as individuals can and must take. This is particularly apparent when we consider that individual behavior and consumption patterns, similar to those associated with traditional consumer goods and services, are surpassing important factors such as new medical technology and aging as contributors to dramatically rising health costs. More Americans are choosing to consume more service units per capita — driving the crisis in affordable health care. And, as noted earlier, this is occurring without achieving optimal health for all.

This implies that our use of resources is not sufficiently based on the best science and does not necessarily contribute to better health outcomes. Instead, too many of our health decisions — such as the use of some diagnostic tests, prescription drugs and medical procedures — are influenced by personal consumer demand and marketing and advertising pressures rather than scientifically proven appropriateness and cost-effectiveness. A striking level of our health-related consumption is totally discretionary. We must do better when dealing with such an important social issue and resource.

Each of us has a responsibility to use health care resources wisely. We must recognize that our personal and family health choices have consequences for all of us as a community of people, not just for each of us as individuals. And until individuals decide to become more effective and prudent users of health care resources, we will not achieve a more appropriate and rational use of these important social assets. Until then, our debates will center on where to find more money to fund the sub-optimal status quo; the consumer dialogue will continue to focus on the desire to have whatever we want whenever we want it, often regardless of efficacy or appropriateness; and any meaningful actions toward improvement will be obscured behind partisan interests.

It is difficult for most people to know how much care is "enough" and how much is "too much." We have learned that when the costs of care are largely shielded from the individual by their employer's insurance policy, it is difficult for people to fully appreciate the resource and financial consequences of their decisions or those made on their behalf. This is often the case for the roughly 85 percent of American consumers for whom the vast majority of health costs are borne through employer- or government-sponsored benefits. At the other end of the spectrum are those without any form of health care sponsorship. They are fully exposed to dramatic cost escalation and often lack the financial capacity to access even the most essential levels of care.



Decisions grounded in scientific data.



Individual involvement in health care decisions.

An inevitable result of these circumstances is overuse, misuse and underuse of health care resources. Overuse and misuse are wasteful and increase the likelihood of harm and error. Underuse is equally detrimental since it is critical that individuals obtain the right care at the right time. All of these situations carry negative economic and health consequences.

We need to increase the individual's role in the appropriate use and preservation of health care resources and, at the same time, help individual consumers optimize their decision processes. National leadership in this matter is critical. Several steps are appropriate:

> Delivering sustained education programs for school, workplace and clinical settings that focus on appropriate health care use and resource conservation.

> Encouraging development of information sources for consumers that are void of commercial bias.

> Developing media channels that will effectively counterbalance — through enlightened individual responsibility — the intense commercial advertising that has stimulated often indiscriminate consumption of pharmaceuticals, diagnostic services and early-stage medical interventions.

> Creating well-defined guidelines and incentives to establish evidence-based care as the appropriate care standard, with financial deterrents for excessive or non-evidence-based services.

Each of us individually bears a critical responsibility to use our finite health care resources intelligently. Only in that way will we be able to serve all those in need, without regard to financial status. This type of enlightened individual stewardship has been a cornerstone of many great societal advancements made in our country. Our successes in land and water management in earlier decades became a model to other nations for not only conservation but even restoration of natural resources. Individual commitment coordinated with legislative and industrial initiatives was at the core of those successes. Comparable success in such matters as the war on drugs, automobile safety and the availability and importance of higher education occurred because individuals became involved under governmental sponsorship to remedy problems of national interest and proportion. We must individually and collectively bring the same focused cooperation to health care.

By investing in technology, information tools, facilitation of care and basic operating disciplines, UnitedHealth Group is taking meaningful steps toward achieving a better health care system. We are addressing a vast, critically important and dynamic marketplace, and the outlook for our company is very positive. Continued focus on business execution and the needs of those we serve should provide us with ongoing growth and a position of increasing relevance in the area of health and well-being.


William W. McGuire, M.D.

As a research scientist, practicing physician, businessman and consumer, I have for more than 30 years experienced firsthand the wonders that health care can achieve, as well as the frustration and disappointment when it falls short of its potential. It is essential that we appreciate on an intellectual level the realities of the complex social, commercial and scientific issues that impact health care at the national level. It is vital that we continue to imagine at the level of the human spirit what can be done in our health care system, and what it means for all people when essential needs are optimally addressed. The tools for change and improvement are available. We must use them as we address the critical need for change and the benefits that will result.

For our nation to advance with enduring solutions to better serve the needs of all Americans, we must retain the capacity to imagine health care as it could be, make the sacrifices needed and commit the energies required to make what we imagine become reality.

Sincerely,

William W. McGuire

William W. McGuire, M.D.
Chairman and Chief Executive Officer

2003

Letter from the chairman

At UnitedHealth Group, our long-standing interest — from a business, medical and social context — has been to make health care resources work better for everyone. These efforts have been engaged at many levels — advancing access to care, improving services and systems integral to a progressive health system, and facilitating development of new products and tools for health advancement — all with the intent of achieving higher quality outcomes at an affordable cost. The activities and associated results have benefited those we serve and those with whom we work. Our shareholders, in turn, have realized meaningful and continuing advances in the value of UnitedHealth Group as an investment. In that regard, our 2003 financial results and long-term growth measures speak for themselves.

We are passionate about our mission to improve how health care works, and thus gratified by the gains we have made and the benefits realized by those we serve. At the same time, and more fervently than ever, we are disappointed that as an enterprise and a society we have not achieved more. The health care challenges before us grow larger and more costly, and they are expanding. This is confirmed to us every day as we interact with business leaders, legislators, physicians, hospital administrators and people in communities across the country who express anxiety over such issues as: affordable access to services, the impact of rising numbers of uninsured Americans, the quality, effectiveness and safety of medical care, the challenges of promoting healthier lifestyles and preventing disease, and the overall complexity of the health care system and related health care administration.

Our health care system can — *must* — work better, be more efficient, and truly provide for all people. From our vantage point, we know this can happen. We see firsthand, on a day-to-day basis, the many advances that can and should be made to realize that goal. We also know that UnitedHealth Group is positioned — by its assets and expertise — to help achieve that end in concert with federal and state governments, employers, physicians, health care providers and manufacturers, and individual consumers themselves.

As our company advances on many fronts to make health care work better, we remain guided by key beliefs that have only grown stronger over the past several years:

> **As a nation, we can and must cover everyone.** Our society must provide an essential level of health care for all people. Without such basic and universal coverage, both human suffering and economic inefficiency are inevitable. Focusing first on essential services, and delivering them optimally to all people, is integral to moderating overall health care costs. Considerable evidence suggests that we can provide timely, essential services to all at no more cost than we spend today to provide services for only a portion of our population, because ours is a frequently inefficient and oftentimes too discretionary health system.

> **Scientifically based decisions and actions regarding health care choices are essential.** Today, it is more obvious than ever that the cornerstone for improving our health system is the adoption of evidence-based medicine as the standard for care decisions and action. Clinical care based on evidence must become a pervasive standard for the care that is delivered and that which is sought. It should underscore consumer decisions, physician action, resource organization and health care benefit coverage. The positive effect of this approach comes from our ability to conserve resources and expend fewer dollars on marginal and, at times, unsupported approaches and interventions. That in turn will increase access and resource availability, as well as affordability, for what is of proven value.

> **Technology can significantly contribute.** The complexity and costs associated with the administration of our current health system can be dramatically improved by applying basic technology to standard processes for health care in a fashion similar to the way standards have been applied in other service sectors, such as banking and manufacturing. We have already seen —for our customers and our own business — the immense value and potential gains from efforts of this type. Steps such as these will meaningfully advance health and well-being through simplification.

increased efficiency, better information exchanges, error reduction, facilitation of optimum medical interventions, and better education tools, services and experiences for all involved. These advancements will individually and cumulatively help us to expand access, improve quality and moderate costs.

Appropriate and necessary health care made available to all people at an affordable cost is consistent with everyone's definition of success, and can clearly be viewed at the broadest level as uncompromised public good. It will require thoughtful leadership since, in this effort, changes to how we approach caring for each other within our society must occur at multiple levels and include spending more in some cases and less in others, and in all situations, advocating optimum quality for what is provided.

The magnitude of the challenges in health care, combined with ideology, lead some to propose preemptive or unilateral actions; however, as a country we can only succeed through cooperative efforts by the public and private sectors. It will require critical thinking, flexibility, willingness to make tradeoffs, greater urgency and significant financial investment to further develop many components of the health care infrastructure. To accomplish this, government should work with business; payers must work with physicians, hospitals and other care providers; and not-for-profit organizations must join together with for-profit companies. Strong national policies must form the basis for our actions.

The private sector, which has already made and is continuing to make immense investments in technology to simplify health care processes, increase efficiency, reduce errors, distribute information and organize health care delivery and support resources, should execute on these policies. We believe the results of such an approach can create sufficient capacity to provide high quality and more affordable health care for everyone. At the same time, we can continue to foster the advances in health care that our nation and its health-related enterprises are uniquely able to deliver —for our citizens, as well as for the rest of the world.



The dynamic that could be created by engaging the positive stability and breadth of responsibility of our government, coupled with the propensity to drive change and innovation embedded in private enterprise, can lead to success just as it has in many other endeavors in this country. Our nation has the ability to make this work. We must move from discussion and debate to action. Tools for improvement are available. Resolve is necessary. Implementation must occur more urgently.

Affordable health care for all Americans can become a reality. But for this to happen, we must establish a stronger footing of scientifically based decision-making, create process simplification and improvement based on modern technological capabilities, and mandate a realistic set of essential health benefits for everyone. As we move ahead in this pursuit, we at UnitedHealth Group are pleased to be at a stage where our contributions are meaningful, our capabilities are growing in a fashion that can advance innovation, and our results continue to demonstrate the value of our services to a diverse and large group of constituents.

Building on years of successful innovations and interventions to expand access, share information and make services more affordable, UnitedHealth Group again enters a new year in a very strong position. Our commitment to these efforts is unwavering, and we will continue to strive to make health care work better for everyone.

Sincerely,

William W. McGuire

William W. McGuire, M.D.
Chairman and Chief Executive Officer

Innovative leadership to make health care work better

Promoting care advocacy. UnitedHealth Group introduced unique programs for patient advocacy in 1999, in response to increased fragmentation in care delivery, greater complexity in disease treatment and human resource constraints surrounding care. Now widely recognized for their value in improving health care, the initial efforts have evolved into sophisticated services that apply technology and database analytic tools to help identify and eliminate the gaps in care that can lead to inappropriate, unsafe and inadequate use of precious health care resources. Successful in realizing these goals, such care coordination and facilitation services help physicians and patients organize access to needed services that improve quality and avoid costly complications and have been integrated into many care systems across America. As people grow older and live with more chronic disease, and new medical technology and treatments proliferate, the value of these patient and care advocacy programs will continue to increase.

Enhancing access to the best quality health care through Centers of Excellence. Recognizing the unique expertise of selected health care facilities and physicians to treat highly complex and rare diseases, UnitedHealth Group has for more than 15 years championed Centers of Excellence programs. The initial effort focused on organ transplantation and has grown to a preeminent service currently available to more than 42 million Americans. That experience also produced unique methodological design and data assessment expertise that is now being applied to other specialized networks of hospitals and physicians. The resulting designation of and access to high-performing hospitals and physicians for challenging clinical conditions — such as cardiac and congenital heart disease, cancer and musculoskeletal disorders — is a model for facilitating cost-effective access to the best treatment individualized around the needs of the specific patient. The Centers of Excellence concept is now moving to more regional and local centers that optimize clinical outcomes and ensure appropriate costs for more common but still significant medical conditions.

Addressing the needs of older Americans. As a leading advocate for the health and well-being of older people, UnitedHealth Group created a dedicated business to meet the health-related needs of people age 50 and older. Focused on the changing health issues and needs of this dynamic population instead of a simple product, this approach has helped expand health care coverage through the use of medical supplement plans, provide more affordable prescription drugs, apply care advocacy approaches to help care for frail, elderly and chronically ill individuals, and begin to address the challenges faced by pre-Medicare retirees.

Personalizing services for medically underserved individuals. UnitedHealth Group has extended its expertise in care advocacy to more than 1 million individuals who participate in state-sponsored health care programs — those who have often lacked access to health care services. These efforts combine community-based care networks with preventive services and intensive case management, including personalized social outreach and education programs, to serve the complex and unique needs of individuals in these settings. Specialized personal health service coordinators are used to target the most frequent causes of severe health conditions in medically underserved communities, including asthma, diabetes, sickle cell disease and high-risk pregnancies, to help people achieve and sustain better overall health while using health resources more appropriately.

Improving practice quality through physician data-sharing. An essential component of quality health care delivery is the continuous refinement of clinical practice based on critical analysis of performance and outcomes for individual physicians and medical practices. UnitedHealth Group has created database analytic tools that allow for the regular evaluation of clinical performance against evidence-based standards and expert physician guidance, and subsequent feedback of the results to individual physicians for their continued professional development. Having championed this type of physician data-sharing and positive feedback for more than a decade, the company has fostered significantly improved physician compliance with best standards, leading to cost-effective, quality clinical outcomes.

Promoting affordable and appropriate use of pharmaceuticals. Since creating the first truly integrated pharmaceutical management enterprise in the 1980s, UnitedHealth Group has been a pioneer and leader in the innovation, design and procurement of pharmaceutical products and services, making them more accessible and affordable, in addition to helping ensure they are used safely and in a manner that will achieve optimal health outcomes. Today, United Pharmaceutical Solutions serves more than 10 million individuals through creation of outpatient pharmaceutical benefit programs, discount purchasing of medicines, clinical interaction with physicians and other disease management entities, programs focused on injectable drugs, and assistance in managing the nation's leading drug benefit card that serves nearly 2 million seniors.

Engaging consumers in health care decisions. Health savings accounts and flexible spending accounts give consumers greater control as well as greater financial accountability for health care decisions. UnitedHealth Group, through its dedicated Consumer and Financial Services business unit, is at the forefront in individual consumer-driven products and capabilities using consumer cards. Through these programs, employers can leverage the buying power of more than 50 million people from UnitedHealth Group companies and affiliates to make their consumer dollar go further and deliver more value. This helps achieve broad, affordable access to quality care and resources across the widest specurum of care services, including medical, dental, vision, behavioral, chiropractic and other ancillary and complementary services. To support better personal health care decisions, new and enhanced Internet information tools on myuhc.com® enable consumers to research the best treatment options, physicians and facilities for care, as well as find estimates of treatment costs for specific health care services in their immediate geographic areas.

Simplifying health care processes. Innovative new medical ID cards use the latest magnetic stripe technology combined with the convenience of the MasterCard® network to provide easy, on-the-spot verification of patient eligibility for medical services as well as benefit information. In addition, consumer account stored-value cards enable consumers to pay health-related expenses directly from their health savings accounts, flexible spending accounts and personal benefit accounts. Open architecture Internet portals for individuals, employers, physicians and brokers offer real-time access to self-service capabilities, such as online enrollment, billing, claim inquiry, claim submission, claim payment, benefit inquiry and physician selection. These Internet portals are now widely available through UnitedHealth Group and are used regularly by more than 3 million households representing more than 6 million people, 450,000 active registered physician and care provider user sites, 130,000 employers and 15,000 brokers. In 2004, more than 50 different transaction options will be available and more than 160 million transactions will be conducted using our Internet service portals — improving service quality, efficiency and accuracy, while also lowering costs.

Addressing disparities in health care. Against the backdrop of the recent Institute of Medicine report "Unequal Treatment" that documents the unacceptable variations in the quality of health care and health status experienced by minority and other populations of Americans, UnitedHealth Group has entered into partnerships with the federal Agency for Healthcare Research and Quality and the Foundation for Accountability to design and conduct analyses of variances in care delivery from national standards, and to provide innovative decision-support tools that apply to minority communities on the consumer Internet portal.

United Health Foundation — Making a difference in health care

Advancing evidence-based medicine. It is increasingly apparent that the basis for quality health care delivery and optimal outcomes is grounded in the successful translation of the best scientific evidence into clinical practice. In response to this need, the United Health Foundation, a private, nonprofit foundation funded solely by UnitedHealth Group, twice a year distributes *Clinical Evidence* free of charge to more than 500,000 of our nation's physicians, physicians-in-training and nurses. *Clinical Evidence* is a comprehensive, international source for the best available information on the effective care protocols for more than 1,000 medical conditions, compiled by one of the most respected organizations in medicine, the BMJ Publishing Group (formerly the British Medical Journal).

Advancing community-based clinics. The United Health Foundation has provided grants to Unity Health Care, Inc. in Washington, D.C., and New York City-based Children's Health Fund to introduce new Centers of Excellence models designed to improve access to quality health care in medically underserved communities. Multi-year support from the United Health Foundation funds health care teams that deliver integrated and coordinated preventive, clinical and community-based care services and target important medical challenges such as infant mortality, cardiovascular disease, diabetes and asthma. Through this initiative, thousands of children and adults will receive quality, comprehensive health care that would otherwise not be available. The project will also help the development of new models for cost-effective care that can be replicated throughout the nation.

Improving the health of America's communities. Through a partnership with the American Public Health Association and the Partnership for Prevention, the United Health Foundation publishes *America's Health: State Health Rankings*, an annual comprehensive state-by-state analysis of health status throughout the nation. This report, which is based on data from the U.S. Departments of Health, Commerce, Education and Labor, highlights positive trends in public health as well as significant challenges that require attention, thereby targeting the efforts of individuals, families, community leaders, employers and public officials to improve their own health and the overall health of their communities.

2004

By conventional standards of measurement, UnitedHealth Group achieved strong performance across its diverse set of businesses in 2004. But as important as financial results are, they alone do not fully convey the tangible advances in our efforts to promote optimal health for all people.

Perhaps most gratifying is the measurable progress UnitedHealth Group continues to make toward addressing key challenges in health care. This is being realized by marshaling unparalleled capabilities in organizing resources, developing and applying technology, and using data to enhance knowledge across a diverse set of markets. The strategic focus of our company, which has remained unchanged for more than a decade and a half, centers on making the health care system —a system rich in capability, but consistently inefficient, variable in its results and challenging in its accessibility —work better.

Over these years, we have held fast to our key beliefs in offering choice and access, simplifying the health care experience, promoting safe and evidence-based medicine, facilitating care for people and, ultimately, improving affordability. These core principles and elements —focused on the needs of the marketplace rather than a particular product or capability —have served as our impetus to pursue innovations and opportunities across the full spectrum of the health and well-being arena. In so doing, we have had a meaningful impact on advancing health and well-being for the constituencies we serve.

The shared commitment of our employees, regardless of individual responsibilities or involvement in a particular business unit, is that in everything we do we must ultimately address the basic needs of our customers. More than ever, we are committed to making the needs of customers our priority, and to further act on what we have long believed.

UnitedHealth Group has been — and will continue to be — an important innovator and advocate for addressing the issues of quality, affordability, accessibility and usability in health care.

While these objectives have been present in the past, we have refined our focus around four imperatives. Our individual and collective activities will be relentlessly directed at achieving:

> Higher quality and better health outcomes,

> Affordability of services,

> Accessibility to care, and

> Ease of use of benefits and services.

By addressing these fundamental needs, and thereby excluding all other distractions and activities that do not align with these imperatives, we effectively dedicate our resources and capabilities to the needs of our customers and, in turn, help create a more efficient, progressive, fair and compassionate health care system for everyone.

Our efforts to date have been fruitful. We have succeeded in meeting the needs of an increasingly diverse set of clients and market segments, and this has allowed us to provide meaningful advances for our shareholders as well:

> Strong revenue growth has been driven by an expanding customer base, which has accessed both new and established services.

> Health care cost trends have been contained through an array of services and programs designed to reduce inappropriate variation in care, increase the use of necessary services and more effectively purchase services critical to those in need.

> Operating margins have continued to expand as gains from the practical application of technology have increased service quality and efficiency, and simultaneously lowered costs.

> Strong cash flows from operations have been generated by attention to best business practices. We have effectively utilized these strong cash resources to support operations, fund research and development activities, invest in innovations for the future, and support worthy social activities — documented by the company's strong return on equity, business expansion and continuing growth.



These results aside, it remains our belief that health care must work better, should be easier and simpler to use, and must be accessible for all people. As a society and a nation, we have not worked hard enough on this agenda. Our aspirations and actions are too modest, and our pace lacks appropriate urgency given the costs in both human suffering and the national economic resources we currently expend.

We believe the efforts of UnitedHealth Group and others are important to meeting the broad challenges related to health and well-being that affect our society, as well as those beyond our domestic borders. Certainly, our company alone cannot solve the significant issues surrounding health care for all citizens. That will require mutual participation by all parties involved in health care, particularly physicians and other providers of care, employers, government, intermediaries and consumers. While we urge these collective efforts to accelerate, we will move ahead with urgency. UnitedHealth Group has been —and will continue to be —an important innovator and advocate for addressing the issues of quality, affordability, accessibility and usability in health care.

Given our position and the potential before us, we are optimistic about the future. We have the tools, the capacity, the desire and, above all, the commitment of our people. Innovations, services and products from UnitedHealth Group have provided meaningful value to people across a broad set of health-related needs. We intend to continue our tradition of challenging the past in pursuit of a better future and remain confident that the beliefs and strategies we have long pursued will continue to yield positive results.

Sincerely,

William W. McGuire, M.D.
Chairman and Chief Executive Officer

We promote science-based decision-making because it is the surest way to achieve meaningful gains in health care quality — as well as affordability and access — for all Americans.

18 years How long UnitedHealth Group has championed a Centers of Excellence approach to developing specialized networks with proven expertise in meeting complex care needs.

125,000 clinical quality reports The number of evidence-based guideline reports sent to individual physicians in 2004, which provide them with data comparing their clinical practices to peers across 14 nationally established benchmark measures. Patients who may not have received a recommended screening or treatment are also identified, so the physicians can act immediately to improve clinical quality.

18 terabytes The amount of information in the Ingenix Galaxy database, a storehouse of statistically relevant, longitudinal medical, laboratory and pharmacy data elements that enables physicians, care providers, insurers and payers to evaluate and improve clinical performance.

5 million clinical resource books The number of free copies of *Clinical Evidence*, the prestigious international source of the best available evidence for effective care from BMJ Publishing Group (British Medical Journal), that have been sent during the past five years to America's physicians, nurses and health officials through the financial support of United Health Foundation, which is solely funded by UnitedHealth Group.

100% NCQA/JCAHO accreditation All UnitedHealth Group health plans are accredited by the National Committee for Quality Assurance (NCQA) or the Joint Commission on Accreditation of Healthcare Organizations (JCAHO), nationally known, independent, nonprofit organizations that evaluate health plans based on quality and consumer protection standards.

No. 1 UnitedHealth Group's ranking in *Fortune* magazine's 2005 list of the most admired health care companies.



46,000,000

Individuals

The number of people who, through UnitedHealth Group, have access to nationally recognized Centers of Excellence in the areas of transplantation, congenital heart disease, kidney dialysis, reproductive services and complex cancer care.

AFFORDABILITY

In an era of double-digit annual increases in health care costs, UnitedHealth Group measures achievement by our success in easing the financial burden on individuals and employers.

$60 billion and growing Total volume of annual health care spending represented by our businesses as they pursue the highest quality and most cost-effective relationships with the medical delivery and life sciences system.

880,000 financially engaged individuals The number of people taking a more active role in their health care buying decisions as users of new consumer-driven, account-based health benefit products offered by UnitedHealth Group businesses.

10% to 50% discounts The range of savings a typical consumer with traditional health benefits can realize by using UnitedHealth Group's discount buying program, UnitedHealth Allies℠ for out-of-pocket health and well-being expenses.

$330 million saved Annual savings in prescription drug expenses realized by UnitedHealth Group customers when compared to national cost trends.

51% of physicians The percentage of physicians who, responding to peer-to-peer feedback discussions through the UnitedHealth Group physician data-sharing program, modified their clinical practice patterns to align with nationally recognized, evidence-based care standards. Focusing their resources on services with demonstrated effectiveness, while reducing variations in practice, reduces costs and improves quality.



2,500,000

Seniors

The number of seniors who significantly lower their pharmaceutical costs through leading prescription drug discount card programs provided by Ovations.

ACCESSIBILITY

Organizing health and well-being services into usable networks with meaningful financial savings, facilitating the optimal use of resources, designing affordable benefit plans: All of these activities contribute to making health care more accessible.

5,000 clinical professionals The number of trained clinical experts employed by UnitedHealth Group who are directly involved in helping people access and use quality care services.

175,000 ancillary care providers The number of dentists, behavioral health professionals, vision specialists, chiropractors, physical therapists and complementary care providers organized into accessible programs for customers through various UnitedHealth Group businesses.

17 years How long UnitedHealth Group has been coordinating access to health care services for elderly and chronically ill individuals through the Evercare program. Today, it operates one of the largest networks of geriatric care teams in America, serving seniors in both community and home care settings.

20% of new subscribers The percentage of people who purchase HSA (health savings account) policies from Golden Rule and who were previously uninsured. The HSA plans offer an affordable coverage option for individuals and families: 30% of the HSA plan buyers earn less than $50,000; 63% are over age 40; and 58% buy family coverage.

13 states The number of states where AmeriChoice is providing affordable, high-quality health care services to 1.3 million beneficiaries of Medicaid programs and other state-sponsored health care programs.

15 million patients The number of low-income Americans who receive essential health care services from nonprofit community health centers. United Health Foundation is helping address this need through financial support for state-of-the-art nonprofit community health centers in Washington, D.C., Miami and New York City, and school-based health care centers throughout New Mexico.



The number of uninsured people eligible for a first-of-its-kind flexible and affordable health benefits program through the partnership between UnitedHealth Group and 60 major companies in the HR Policy Association.



3,000,000

Workers and early retirees

USABILITY

By making services easier to use, we achieve dramatic improvements in the customer experience while lowering costs.

18 million cards The number of electronic ID cards in circulation that enable real-time verification of benefits eligibility for UnitedHealth Group customers. Stored-value cards also were introduced that let consumers pay for qualified health care expenses directly from health savings accounts, health reimbursement accounts and flexible spending accounts.

700,000 physicians The number of doctors licensed in the United States, all of whom can use UnitedHealthcare Online® to send transactions electronically, regardless of their affiliation. By offering free connectivity tools to all physicians and other health care providers, UnitedHealth Group promotes easier, more efficient services with lower administrative costs, facilitating 121 million provider transactions via the Internet and electronic channels on an annualized basis.

230,000 people The number of individuals covered by health savings accounts opened since they were introduced by UnitedHealth Group businesses. Health savings accounts offer tax advantages to the individual, are personal rather than employer assets, and are portable from job to job.

85% electronic transactions An efficient, artificially intelligent operating environment enables UnitedHealth Group to avoid manual processing for 85% of claim and customer care transactions, thus improving accuracy, expediting service and lowering cost.

22 million people The number of individuals who can view UnitedHealth Premium℠ designations for leading physicians and hospitals in three specialty areas of medicine: cardiac care, cancer care and orthopedic care. The new program identifies quality specialists and facilities based on evidence-based treatment standards, clinical guidelines and independent, expert physician advice.

19 seconds The average time currently required for UnitedHealth Group to answer a customer phone call. In 2004, 19 million customer calls were answered personally.

300,000,000

Annualized transactions — Internet and electronic channels 2005 projected

Dedicated Internet service portals give consumers, physicians, employers and brokers convenient access to information and service capabilities, while lowering administrative costs.



218,100,000
128,800,000
38,100,000
4,000,000
Less than 100,000
2000
2001
2002
2003
2004

2005

Chairman's Letter

IN THE AMERICAN HEALTH CARE SYSTEM

As I write this letter, our nation continues its decades-long struggle to ensure that affordable and appropriate health care is available to all people.

America's health care system, which has long been recognized for its achievement in addressing complex disease, is also marked by embarrassing shortcomings relative to the efficiency of the health system, the availability of needed care interventions for all people, and the economic costs it carries. And even as our nation works to correct these deficiencies, new challenges have emerged — such as accelerating demographic changes, the escalating cost of new technologies, clinical interventions and research, and increasing complexities around medical decision-making — which make our goals even more complicated and difficult to realize.

Although it seems that few economically developed countries struggle as much as our society with the entire range of issues surrounding health care, most nations today face some or all of the same health-care-related issues that we do in the United States. Research to identify the optimum and appropriate health care system, when unencumbered by anecdote and political bias, reveals that virtually all societies grapple with cost, access and resource availability — issues that are essential to providing timely health care interventions to all of their people, whether their health systems are government-run and sponsored, private or hybrids of the two.

This leads us back to a fundamental and long-standing reality: How health care is organized and how it performs is more critical to realizing optimum results than is the funding structure for the system...and at some level even the funding amount. It is clear that simply spending more money on the traditional approaches, with their inherent inefficiencies and shortcomings, will not address the issues that impede our nation's ability to make health care services more available and affordable for all people. Fundamental changes are required in how health care is organized, delivered and administered.

Today, UnitedHealth Group is better equipped than at any time in its history to advance changes that will serve as catalysts for meaningful improvement in the health care system. Driven by a fundamental belief that our health care system is neither what it could be nor what it should be, and supported by a culture within our company that unequivocally embraces this belief and demonstrates passion for change, we are building upon years of strategic asset development, operating focus and establishment of proven capabilities, along with the diverse experiences of our employees, to advance on the imperatives of access, quality, ease of use and affordability in health care.

We are positioned — through the diversification of businesses and the cultivation of competencies such as enabling technology, sophisticated analytical applications of large-scale clinical data, and the value of optimally effective care procurement and its management and coordination — to respond quickly and effectively to the expanding set of health-care-related changes on behalf of our diverse customer base. The reality of this ability is manifest even today in our business, our results and our positive impact on those we serve.

Exemplifying this is Ovations, the dedicated business created by UnitedHealth Group to serve the diverse health and well-being needs of older Americans. With its broad array of service offerings, Ovations addresses the needs of a group of people who today account for nearly $700 billion of annual health care expenditures, who in the next decade will increase in number by nearly 25 percent — or 10 million individuals — and whose health care needs and interests are complex and compounding dramatically. For them, an enterprise such as Ovations is critical to providing innovative and responsive solutions for their unique needs.

That is demonstrated by the issues surrounding the availability of affordable prescription drugs and the new Medicare Part D prescription drug program. While no one would deny the challenges produced by meaningful start-up problems in this huge new federal initiative, Ovations responded effectively on behalf of enrolled seniors and expects to serve nearly 6 million people through this program by year-end. The savings on prescriptions for the first 3 million of Ovations' enrollees, when compared to retail pricing, amounted to more than $900 million in just the initial six weeks of the program. That is an indisputable positive for American seniors, and a demonstration of how an entirely new and innovative program can address meaningful ongoing needs of our society — even with short-term start-up challenges.

Similarly, the significant investments we have made in R&D, technology and business process improvements — now approaching $3 billion in the past five years — have produced modernized and broad applications that scale across the entire health care services arena. Our unique, fully integrated, efficient and highly interactive infrastructure for administrative services is one of the outputs of this effort. Leveraged across multiple business and customer needs, such an operating platform advances the creation of a simpler, more usable and infinitely more affordable health care system. And with the implementation of such a system, and the impact on cost and effectiveness it provides, key challenges for our nation — such as global competitiveness and lowering the numbers of underinsured and uninsured people — can be at least partially addressed.

We also believe the creation of robust longitudinal data sets and the tools to intelligently sort and analyze that data is integral to any effort to improve health care quality, appropriateness and safety. This is another area where resources are now at hand and can make meaningful contributions if we use them more innovatively. Such capabilities address pervasive needs in all that is done around health care — from the development of effective drug therapies, to the making of health-related decisions, to identifying the best care providers who can handle specific clinical needs of individual patients. Ingenix, a UnitedHealth Group company dedicated to the data and information marketplace, has emerged as a leader in these efforts. A recent contract with the U.S. Food and Drug Administration to use these capabilities for post-marketing surveillance and drug safety assessment, as well as similar decisions by major drug development and medical device companies, provide examples of how such innovative approaches can be used and, in so doing, address fundamental needs in health care.

There is much, much more to do, and it must be done with an urgency and conviction that recognizes the human needs to which each of us and our nation are committed. In this pursuit, UnitedHealth Group is ideally positioned to respond and lead.

Clearly, UnitedHealth Group is not unique in its ability to drive change in health care, nor is this a newly conceived position for us. A commitment to changing how the health care system works has long been part of us, and this agenda has been at the foundation of building this company to our current position. Importantly, today we know that our assets and capabilities are more advanced than ever before and our resolve more entrenched...and such resolve is ultimately essential for success. In fact, when addressing the complex and challenging issues in health care, our resolve may transcend in importance the assets we possess.

Access, affordability, quality and ease of use: These imperatives shape our actions. They do not exist in isolation, but are closely intertwined; realization of one demands resolution of another. But they must each be addressed to achieve the health system we desire...and the health care and outcomes we demand. To do this, we must act together and in ways heretofore ignored or stymied. Our society no longer has the luxury of prolonged debate and discussion, of further study and delay, of imbalanced ideology or self-interest. The costs by any measure — human suffering, economic waste, public accountability — are too great to continue as we have.

The resources and tools are available. The time to act is now.

I have had the privilege of writing this annual letter to shareholders of UnitedHealth Group for 15 years and to have worked as both a medical researcher and practicing physician for more than a dozen years. Those perspectives and that time frame have allowed me to observe how our nation responds to its health care needs and to make a longer-term assessment of what UnitedHealth Group has accomplished and what it is capable of accomplishing. During that span, our nation has meaningfully advanced its agenda, yet it remains well short of the sustainable changes needed to realize its goals for our society. And during that time, this company has demonstrated a commitment to improving and thus changing the health care system, an unwillingness to be satisfied with what has been accomplished, and a realization that much more is possible. This has served us well, but our larger aspirations remain unfulfilled.

Based on financial measures — traditionally the principal value measurement for Wall Street — we have provided a continuum of growth and strongly positive results. Without question, our shareholders have seen success emerge from a clear and consistent vision, innovation, execution and the resolve to change how health care works in order to improve what it achieves. We are proud of this performance for shareholders, including our 15-year compound annual growth rate of 32 percent for earnings per share and projected 2006 revenues that will likely place us among the *Fortune* 20. We will work to continue the same level of performance in the future. But financial measurement alone is not enough to gauge success.

Ultimate success requires another measure — one that rates performance based on the effectiveness in meeting customer needs, advancement of a critical social good, and the realization of one's full potential. By that measure, we are yet incomplete. There is much, much more to do, and it must be done with an urgency and conviction that



William W. McGuire, M.D.
Chairman and Chief Executive Officer

recognizes the human needs to which each of us and our nation are committed. In this pursuit, UnitedHealth Group is ideally positioned to respond and lead.

2005 was an outstanding year for UnitedHealth Group. It was a period of advancement and innovation that saw us help improve the health and well-being of tens of millions of people, both here and abroad, and further expand the breadth and scope of our capabilities to more effectively address the challenges we all share.

Actions we have long pursued — promoting greater use of scientifically based evidence to inform and guide the consumption of health care resources, applying advanced technologies to modernize and streamline health care administration and forging stronger partnerships between private and public entities to address health care needs of vulnerable populations — have become even more relevant today as new medical interventions emerge, our population ages and individuals assume more responsibility for their health care. It is encouraging to see these concepts integrated as meaningful elements of our health care system. Going forward, our efforts will reflect other evolving issues and will thus be marked by significant further expansion in areas such as consumerism, services for care providers, financial services as they apply to health care needs, technology applications and services for uninsured and economically disadvantaged individuals, as well as older Americans and discrete groups with unique needs.

We remain steadfast in our belief that basic health care can — and must — be made available to all Americans, and we recognize that achievement of this goal will require the collective efforts of all parties involved in the health care system. As a nation, we must truly commit to, rather than simply debate, this goal of essential health care benefits for all people. Authorities from medical science must step forward as leaders in addressing what is truly essential in health care, even as they help establish the standards of appropriate interventions for care providers. In turn, our nation must use this information to create a rational standard for what constitutes essential health care, and our legislators must replace current mandates, which have been driven too frequently by special interests rather than science, with statutes that support the provision of such essential health care benefits through private and public means. And for our part, UnitedHealth Group will move forward with urgency to deliver innovative and sustainable solutions that will make that health care system work better, replacing outdated tools and ways of administrating benefits with more efficient, lower cost processes and technologies, providing data and information that drive better health care decisions, and organizing access to optimize the use of precious health care resources.

The emerging trends brought about by aging populations, greater consumer accountability, the use of data and the application of technology are undeniable. The imperatives of affordability, quality, access and simplification are clear. We recognize our responsibility to help address these critical issues, and we are committed to act.

Sincerely,

William W. McGuire

William W. McGuire, M.D.
Chairman and Chief Executive Officer

At UnitedHealth Group, we envision a health care system in which individuals can easily determine who to see and where to go for services that best meet their needs; where physicians, hospitals and care professionals deliver consistent, high-quality care based on scientific evidence of what works; where prescription drugs, medical devices and new therapies are developed safely and efficiently and used appropriately to address illness; and individuals and businesses alike are supported by an advanced technology infrastructure that provides simple, integrated service.

Through our family of businesses, we are turning commitment into action — leveraging established strengths in organizing resources, applying technology and analyzing data to create real solutions that expand access, promote quality, simplify service and make health care more affordable.

TURNING COMMITMENT INTO ACTION

Uniprise

REAL NEEDS

Uniprise serves large employers, insurers and other health care intermediaries, helping them deliver affordable, high-quality health benefits by providing highly integrated information, technology, health care benefits management and financial solutions.

Using an informed and consultative approach, Uniprise designs customized benefit solutions to meet the unique needs of each customer and the individuals they represent. Combining innovative benefit designs with exceptional administrative services and individualized interactions allows Uniprise to offer accessible health care services that are both affordable and personal.

Uniprise benefit strategies engage consumers directly in their health care decisions. Plan designs feature decision-support vehicles that give people credible information they can use to help optimize their health care provider and treatment decisions, personalized communications and coaching services that encourage healthy behaviors, and care support services that help people with chronic illnesses manage their conditions more effectively.

Uniprise offers integrated personal financial services and payment capabilities through Exante Bank, a financial institution chartered by UnitedHealth Group. Electronic ID cards streamline service, enabling physicians to verify patient benefit eligibility using electronic connectivity and existing payment networks. Exante Bank cards let consumers pay for qualified medical expenses directly from a full spectrum of personal health account options, including health savings accounts, health reimbursement accounts or flexible spending accounts. Exante offers turnkey financial services products to other insurers, administrators and care providers and serves as a platform for ongoing product innovation and growth.

A single, highly scalable operating environment is used by Uniprise to support efficient, high-quality health benefit administration services. Uniprise responds to approximately 300 million transactions annually, and processes more than 85 percent of all claim and customer care transactions automatically. Its intelligently designed technology platform removes administrative complexity, improves payment accuracy and lowers costs. Sophisticated new capabilities are being used to improve service response and outcomes for consumers with the most complex claim or benefit issues.

Integral to these customer-responsive technology advances are robust and convenient Internet self-service portals, which today enable 5 million households, 660,000 physician and care provider user sites, 220,000 employers and 50,000 brokers to conduct more than 440 million transactions on an annualized basis. Online personal health records feature a continuously updated Personal Health Summary that is accessible to the consumer through myuhc.com®, and to their physicians via a unique physician portal, UnitedHealthcare Online®. This tool is a tangible advancement providing both patients and physicians with timely medical information. Online personal financial statements enable consumers to track their health care expenses and account balances.

Today, Uniprise is the nation's largest and fastest-growing health benefits business for the national employer health services market, with more than 5 million new individuals joining its customer base over the past seven years. And while focused on fully meeting the needs of that group of clients, Uniprise is expanding its market scope into new areas. These include greater emphasis on retiree health care solutions and new ways to help plan sponsors improve program effectiveness and performance for the benefit of their employees.

REAL SOLUTIONS



> Consumer-driven health plans, health coaching and personalized communication services from Uniprise's Definity Health® business that help individuals engage more directly in their health care decisions

> Personal financial services from Exante Bank, which give consumers financial control over their health care dollars and spending decisions

> Online personal health records that help consumers maintain a personal health history and summary of conditions, procedures, medications and lab tests

> Online personal financial statements that provide consumers with an overview of health-related expenses and account balances

> Internet service portals, which enable individuals, households, physician and care providers and employers to conduct transactions and access information quickly and efficiently

> Affordable benefit solutions that extend health care coverage to uninsured and underinsured workers

> Customized benefit solutions, which provide access to quality, affordable health and well-being services for 10.5 million people

> Efficient, comprehensive operational services that support health plans and intermediaries representing more than 24 million individuals

> More than 20 million electronic medical ID cards issued, which let physicians and care providers instantly check patient benefits eligibility

> The UnitedHealth Allies℠ discount program, which helps consumers lower out-of-pocket costs on a broad spectrum of products and services

UnitedHealthcare

REAL NEEDS

UnitedHealthcare advances affordable, consumer-oriented health benefits that provide access to an extensive, nationwide network of high-quality physicians and hospitals, as well as the tools needed to support appropriate and efficient use of their capabilities.

Approximately 135 million Americans secure individual health coverage or are affiliated with small, mid-sized or public sector employers. UnitedHealthcare offers a full range of health solutions to meet their varying needs, including benefit plans specifically designed to help employers extend benefit coverage to uninsured or underinsured part-time, hourly and full-time workers.

UnitedHealthcare benefit plans provide convenient access to physicians, hospitals and health professionals from coast to coast, as well as coordinated delivery of care support, education and wellness services through online tools and personalized interventions. All UnitedHealthcare benefit plans can be combined with flexible spending accounts, health reimbursement accounts or health savings accounts to support greater individual participation in health care decisions.

Programs around quality, safety and affordability are central to UnitedHealthcare's mission. The UnitedHealth Premium℠ program offers quality and efficiency information consumers can use to help identify specialists and hospitals that best meet their needs, and provides people with critical or complex medical conditions access to care through nationally recognized centers of excellence. A discount buying program, UnitedHealth Allies℠, offers consumers savings of 10 percent to 50 percent on many health-related products and services. Pharmacy benefit programs from UnitedHealth Pharmaceutical Solutions provide opportunities for people to select drugs that are proven to meet clinical needs and offer the best total value, whether they are brand-name or generic drugs.

Through Internet portals and electronic service channels, UnitedHealthcare seeks to simplify administrative aspects of health care and lower costs. The UnitedHealthcare consumer Web site, myuhc.com®, provides 24/7 access to information resources and tools that support better decisions. Online personal health record and personal financial statement capabilities are coupled with this, enabling consumers to maintain both a personal health record and personal financial record related to their health benefits program, and a summary of conditions, procedures, medications and lab tests. This information can be accessed through proprietary, privacy-protected channels, and the summary can be printed and taken to appointments, allowing physicians to spend less time gathering routine health information and more time on assessment and treatment planning.

Moving to improve access to optimal care, strategic alliances have been created between UnitedHealthcare and some of the nation's most highly regarded regional not-for-profit health plans, including Medica Health Plans in the Upper Midwest and Harvard Pilgrim Health Care in New England. These alliances, which are unique in the marketplace, improve service to customers of each participating organization. In addition, they help not-for-profit health plans access advanced technology investments and achieve economies of scale, which strengthen them competitively and help them advance their missions.

Today, UnitedHealthcare serves more than 14 million Americans nationwide, offering the most comprehensive range of products and services available.

REAL SOLUTIONS



- An integrated network of care professionals, providing direct access to more than 500,000 physicians and other care providers, and 4,600 hospitals nationwide
- The UnitedHealth Premium℠ program, which provides quality and cost information about physicians and hospitals in 19 medical and surgical subspecialties
- Integrated clinical outreach programs and disease and care management programs that help individuals with complex and chronic conditions access services and maintain optimal health
- Unique partnerships with leading medical specialty organizations, such as The Society of Thoracic Surgeons and American College of Cardiology, which draw upon their leadership and knowledge to drive the use of evidence-based clinical outcomes data to improve decisions
- Unique market alliances with regional not-for-profit health plans, which help expand customer access to affordable care services regionally and throughout the United States
- UnitedHealth Basics℠, health benefit plans designed to help employers extend basic coverage to their workers at a more affordable cost
- Pharmacy benefit programs, which help people access appropriate drugs at the best total value and allow employers and payers to achieve pharmacy cost trends well below national trends
- The use of proprietary Internet portals that help streamline service for consumers, brokers, physicians and employers and lower related administrative costs
- Online personal health capabilities that allow consumers to maintain personal health records and health-related financial records, and print a summary of conditions, procedures, medications and lab tests

Ovations

REAL NEEDS

Ovations is dedicated to the growing need for affordable health care solutions for Americans age 50 and older.

Each day, more than 12,000 Americans turn 50. Over the next decade, Medicare expenditures are expected to rise by 150 percent. These simple statistics underlie one of the most significant challenges for the nation, and also define an enormous opportunity for companies that can deliver simple, affordable, effective health care solutions shaped to meet the needs of older Americans.

Ovations responds to a full range of health and well-being needs for people over age 50. Its diverse and comprehensive array of products and services includes Medicare Advantage plans and Medigap offerings, private fee-for-service plans, independent living services, special need and hospice services, prescription drug coverage, medical supply services, and group retiree solutions and insurance plans for pre-Medicare retirees ages 50 to 64.

Ovations works with national and local institutions, including AARP, the Centers for Medicare & Medicaid Services, large employers, state governments and health care facilities, to help meet the needs of older Americans. The launch of the Ovations Medicare Part D prescription drug benefit plan in 2005 demonstrates the important role these relationships play in serving the needs of seniors. The Ovations Medicare Part D prescription drug benefit plan is exclusively endorsed by AARP. Through relationships with premier drugstores, the Ovations plan provides seniors with convenient access to retail pharmacy locations as well as mail order services for their prescription drugs. Built around this strong set of resources, Ovations expects to enroll nearly 6 million individuals in Medicare Part D prescription drug plans for 2006, helping seniors achieve a projected $5 billion in savings on their prescriptions compared to retail costs for the first year alone.

Among our nation's most important issues are chronic health problems. Today they account for about 70 percent of the medical costs for Medicare and long-term-care Medicaid programs. Through its Evercare senior services offerings, Ovations provides a proprietary set of health and well-being services for chronically ill and frail elderly individuals. Launched more than 15 years ago, Evercare now offers services in 23 states. Continued growth in Evercare is expected as it further expands programs for nursing home residents in existing and new markets, participates in additional special needs plans and expands end-of-life care services.

With extensive assets, proven capabilities and a dedicated focus on seniors, Ovations is in a unique position to respond to the needs of this important segment of our society and the vast and growing market they represent. Ovations expects accelerating growth to advance revenue to $25 billion in 2006 and is poised to sustain exceptional growth over the years to come.

REAL SOLUTIONS

- > Affordable health insurance plans and related services dedicated to AARP members using Medicare programs and services
- > Pre-Medicare insurance plans, which help AARP members between 50 and 64 years of age access more affordable health care services
- > Prescription drug benefit programs that will help nearly 6 million older Americans achieve a projected $5 billion in savings compared to retail prescription costs in 2006 alone
- > Medicare Advantage plans, which improve access to health care services for older Americans in 35 states nationwide
- > Private fee-for-service programs that help seniors in 24 states access health care services
- > Newly created Special Needs Plans in 33 markets that help people eligible for both Medicare and Medicaid access health care services easily and more effectively
- > Health care planning and complex care management services, which improve quality of care for chronically ill, frail or elderly individuals
- > Proprietary clinical software that supports and, in turn, improves complex care management for patients in nursing homes, hospitals and home care settings
- > End-of-life programs that address palliative care needs in a timely and compassionate manner



AmeriChoice

REAL NEEDS

AmeriChoice works to improve health care for underserved, economically disadvantaged and vulnerable individuals.

Health care represents nearly one-third of all state expenditures and, without question, remains the most rapidly growing element of state budgets. The vast majority of these expenditures are directed at the health care needs of lower income and vulnerable populations. AmeriChoice is committed to addressing these needs by partnering with states to deliver effective, affordable services to those in need.

AmeriChoice today provides access to health care services for 1.3 million members of state-sponsored health care programs in 13 states, including 10 in which the company operates full-service health plans. In addition to community-oriented networks, AmeriChoice offers its members wellness and disease management programs targeted to their specific needs, and offers government agencies a comprehensive menu of distinctive management services — including clinical consulting and management, pharmacy benefit design services, and benefit administration and technology services — to help each one optimize its health care program in response to its unique situation and resource availability.

Using an insightful and sensitive clinical care approach called its Personal Care Model, AmeriChoice works proactively to address the particular health care needs of the individuals served. In this setting, sophisticated data tools identify individuals who may need immediate care management services or social service resources so that AmeriChoice medical professionals can provide hands-on clinical and social case management. They work directly with family members and primary care physicians to determine the most effective clinical interventions and help individuals and their families better manage medical conditions to realize optimal health outcomes.

Of particular importance are chronic and acute conditions that are prevalent among this vulnerable population. AmeriChoice targets these conditions through specialized disease management programs for people with asthma, diabetes, congestive heart failure, sickle cell disease, chronic obstructive pulmonary disease, pneumonia, special needs, lead poisoning, HIV and high-risk obstetrical and maternal management. The Healthy First Steps program is a prime example: It supports women with high-risk pregnancies and coordinates care through an obstetrician and outreach personnel to help minimize premature deliveries and related medical complications. The company takes a proactive engagement approach toward preventive health services and screenings for children of all ages.

In addition to supporting appropriate clinical care, AmeriChoice further addresses the issues of cost by drawing on the expertise of UnitedHealthcare contracting and network servicing functions to leverage the full purchasing power of UnitedHealth Group on behalf of the Medicaid population. AmeriChoice, equipped with an outstanding and, in many ways, unique set of assets and an unwavering commitment to advancing the health of disadvantaged populations, is well positioned to expand further as legislators search for new and more effective ways to extend health care services to their most vulnerable citizens.

2006

The dramatic change taking place in health care today is that, increasingly, individuals choose, purchase and manage their own health care coverage and are much more personally involved in making decisions about their preventive behavior, as well as the cost, quality and appropriateness of health care. Changing individual behavior is driving new technology applications, reshaping products, rationalizing distribution, defining costs and setting measurable, higher quality standards. The consumer is melting the historical boundaries of health care and opening new markets and opportunities.

We are embracing the new dynamics of an evolving consumer-centric market by focusing on six key areas:

We are ***making consumers the focal point*** of everything we do. The "end-user" will determine care delivery relationships and judge the service experience. People's needs will drive where our capital is applied, the technological changes we pursue, how models for decision-making information are shaped, and how health care education and coaching are delivered, enhancing the consumer's clinical relationship and our role in it.

Continuing to diversify is imperative on both micro and macro levels. We are moving into emerging market segments — ethnic markets and demographic niches, new group aggregations, customized product types and innovative funding approaches. On the macro level, UnitedHealth Group sees opportunities to diversify into care provider services, government and financial services, and global pharmaceutical, device and safety services. We believe our diversified portfolio positions us to serve in virtually every sector of the health care market.

We are focusing our ***technological expertise*** to better serve people with simple, reliable technology solutions, creating front-end consumer versions of everything we offer. Today, integration means bringing together all clinical services and interactions, all information, all operations, all financial capabilities and all customized consumer services into a single, technology-enabled "consumer experience." And that experience must be engaging, intuitive and personalized.

Industry forces are also driving the growth of unique ***health care financial services.*** UnitedHealth Group has a significant "first mover" advantage in consumer health financial services with Exante Financial Services. In commercial services, we are at the very early stages of establishing a financial transaction clearinghouse to serve a new era of transactional advances in health care.

Enterprise-wide we are ***reforming and cultivating our long-standing competencies*** to serve expanding market needs. We know we must take these competencies to the next level. Making our capabilities work for people on their terms will help them, and will also work for UnitedHealth Group from a growth and financial performance perspective.

Finally, we are ***embracing a corporate culture that thrives on change, social responsibility and ethical behavior.*** This is not something that is new for us, but it is a critical area where we need to make greater investment and have even greater emphasis. We must be known for high integrity and high performance.

It is also important to recognize what is not changing at UnitedHealth Group. We remain true to our pursuit of clinical excellence, to evidence-based care, to facilitate and improve the health system, to the respect we hold for patient/physician relationships, and to consumer choice and access. In our business, we will continue to price to our cost; to achieve a fair return on capital investment; and to pursue excellence in execution and performance, and maintain rigorous discipline.

Throughout 2006, the people of UnitedHealth Group have focused on our mission-driven priorities as a health and well-being company. Despite challenging circumstances, they have remained dedicated to making health care work better and have continued to deliver the innovation, service and performance our customers, business partners and investors expect of this Company.

Our work continued to help improve the quality of care Americans received and to make their health care more cost-effective. We accelerated health care affordability through more effective cost management and broader availability of products and access to care.

We also continued our long-standing operating business discipline. Our unique clinical approaches are increasingly sophisticated and effective. The innovative technology and information capabilities of our enterprise continue to help us understand what is happening in health care delivery and to creatively put that information to work on behalf of those we serve.

UnitedHealth Group's results in 2006 were characterized by strong organic revenue growth of 21 percent, supplemented by the late 2005 acquisition of PacifiCare, pricing of risk-based medical coverages consistent with underlying medical cost trends and disciplined operating cost management:

> Our 2006 revenue of $71.5 billion represents a 54 percent gain over 2005;
> Earnings from operations of almost $7 billion were up 37 percent year over year;
> Cash flows from operations increased 60 percent to approximately $6.5 billion;
> Net earnings of nearly $4.2 billion were up 35 percent from 2005; and
> Earnings per share increased to $2.97 per share.

The Company provided major medical coverage and related care facilitation services to about 1.5 million more people and launched Medicare Part D prescription drug plans that reached a total of 5.7 million seniors by year end — who saved in excess of $14 billion in out-of-pocket expenses in 2006 by utilizing these plans. The Company also brought ancillary or specialty benefits and services to 2.7 million new people in its specialty businesses, grew its consumer-directed plan offerings to reach a total of nearly 2 million people at year end, saw 21 percent growth in its health information technology and services businesses and helped individuals open thousands of new dedicated health banking accounts.

We interact directly with everyone in the health care environment, end-to-end — patients, doctors, hospitals, employer-payers — and this breadth and scale enables us to manage efficiency and quality of treatment, physician and hospital costs, and drug and technology costs. Of particular importance, we have real-time, intimate involvement in the lives of people when they are in need. As people take more control of their health, we are in a position to help empower them to make the best choices, to help coordinate care and disease management and to support their preventive behavior. Our complete and integrated clinical data can be translated into information for action — getting the right treatment to the right individual, improving quality, safety and appropriateness of care.

Perhaps one of the best examples of the effectiveness of the combination of consumer-centric principles, innovative technology, analytical rigor and social consciousness is the success of the United Health Foundation's multiyear support for community clinics in medically underserved communities. In each clinic participating in the program, the emphasis is on preventive care, coordination of care and the use of nationally recognized standards of treatment, tailored to the unique needs of each community in collaboration with local care providers. These clinics are replicable across the country, yet each is responsive to the unique circumstances in the community it serves.

The four clinics, operating in New York, Washington, D.C., Florida and Louisiana, were evaluated in 2006 in an independent study conducted by George Washington University. The study confirms that the quality of care in each of the "centers of excellence" meets or exceeds care provided in the private sector. United Health Foundation commissioned the study based on our posture of careful evaluation of everything we do as a business. We believe social and philanthropic activities must be pursued with that same accountability and discipline and should produce measurable, positive results.

UnitedHealth Group also remains committed, as we have always been, to more equitably and effectively delivering quality health care to uninsured Americans. In 2006 we joined 16 of the nation's most influential health care organizations to form the Health Coverage Coalition for the Uninsured (HCCU). Despite divergent political and ideological views that exist among the members of this coalition, we have committed to jointly press lawmakers to act on HCCU's proposal to significantly expand health coverage for our nation's uninsured, starting immediately with expanded coverage for children in 2007. We hope this concerted effort by a diverse array of business, professional and charitable groups will mark an important turning point.

In the past year, we have come through a period of momentous change as a company. We will be addressing for some time the issues that arose in the past year. They have become a catalyst for a maturing culture that embraces high ethical, social and business standards.

We understand that ongoing evolution — constant change — is a fundamental and positive element of the health care industry. UnitedHealth Group is a highly adaptive enterprise that is changing at or above the speed of the market to remain competitive. Looking ahead, it is clear that there is increasingly stronger growth and performance potential within our enterprise. We believe it is also clear that we have the talent, the positioning, the agility and drive to help realize that great potential for our shareholders, our customers and our employees.

Sincerely,

Stephen J. Hemsley
President and Chief Executive Officer

Richard T. Burke
Chairman of the Board of Directors

Uniprise

A UnitedHealth Group Company

Uniprise benefit plans and service solutions are designed to help large, multilocation employers, which today represent more than 50 million consumers, deliver affordable, effective health and well-being bene ts to employees and their families.

Consumer-oriented benefit services and plan designs

> Customized administrative benefit and service solutions help large, multilocation employers offer affordable, effective health and well-being programs.

> Services ranging from health coaches and buyer's guides, to cost and quality information tools and wellness programs, to health reimbursement accounts (HRAs) and health savings accounts (HSAs), help people use health resources more effectively.

> The Rewards for Action™ program provides financial incentives to employees who learn about and follow clinically proven treatments for their chronic conditions.

> To serve the increasing needs of multinational employers, health care services are available for employees located overseas.

Health care banking solutions give consumers financial control and flexibility

> To help individuals receive care when and where they need it, integrated medical benefit cards facilitate physician access to personal eligibility information, health records and real-time service tools.

> For consumers who have multiple tax-advantaged health care accounts, we offer debit cards with "multipurse" capability, which can access flexible spending accounts and health reimbursement accounts.

> Lines of credit attached to existing health account debit cards provide consumers who don't have funds available in their health care savings accounts with an affordable alternative to putting those charges on a standard personal credit card account.

Simplified, personalized support

> A uniform, large-scale operating environment improves the efficiency and accuracy of health care administration.

> Dedicated Internet service portals offer real-time information and services for consumers, employers, physicians and brokers.

UnitedHealthcare

A UnitedHealth Group Company

By applying broad capabilities in innovative new ways, UnitedHealthcare strives to improve the health care system s effectiveness for the 140 million people who buy their own insurance or purchase it through a small or mid-sized employer.

Broad access to physicians, hospitals and other health care professionals

> UnitedHealthcare's medical network provides customers with meaningful economic advantages and access to more than 520,000 physicians and care professionals and 4,700 hospitals nationwide.

> People affected by particularly complex medical conditions are supported by specialized networks, programs and services in the areas of organ transplantation, complex cancer care, cardiovascular disease, challenging mental health and substance abuse, neonatology, infertility and women's health issues, and advanced neurologic, orthopedic and spinal conditions.

Improved health care

> The UnitedHealth Premium® designation program helps people evaluate quality and cost differences among medical practices, practitioners and facilities when making crucial medical decisions.

> By gathering and sharing data on which treatments work best, proprietary clinical programs improve cardiac care, oncology services, women's health services, primary care and emergency room services, radiology services, and neuroscience, orthopedics and spinal care, among other lines of service.

> To help consumers get the most appropriate drugs at the best price, innovative pharmacy programs are based on the latest clinical evidence, provide consumer incentives and cost-effective procurement, and offer an extensive retail pharmacy network and state-of-the-art mail services.

Affordable and innovative solutions

> Affordable benefit designs feature low monthly premiums, provide protection in case of major medical emergencies, offer essential needs coverage and include tax-advantaged medical spending accounts.

> To help meet the specific needs of Asian American, African American and Hispanic/Latino consumers, specially tailored health benefit programs reach out through unique distribution channels. They also offer special disease management tools and in-culture service support.

> Innovative group retiree solutions help employers offer a full range of workforce benefits.

OVATIONS

A UnitedHealth Group Company

AmeriChoice

A UnitedHealth Group Company

Nearly 90 million people are over age 50. Ovations works with government agencies and nonprofit organizations to meet their health and well-being needs, and is the only company that provides the full spectrum of Medicare products and services on a national basis.

Targeted clinical efforts promote better health

> Whether encouraging healthy people to use preventive services, helping those with chronic conditions, or supporting individuals at the end of life, personalized care services help people get the care they need, when and how they need it.

> Specially trained nurse practitioners help the most frail Medicare beneficiaries stay as healthy as possible and avoid medical crises such as pneumonia — dramatically lowering the need for hospitalization.

Wide-ranging services increase access and affordability

> Medicare beneficiaries have easy access to health care services through UnitedHealthcare's nationwide network.

> To help seniors take full advantage of the Medicare Part D program, basic Part D prescription drug benefit plans include all of the drugs covered by the program, while enhanced plans bridge the "coverage gap" and also include additional drugs not typically covered by Medicare Part D.

> Ovations Part D members, including those in stand-alone and Medicare Advantage plans, saved more than $14 billion in out-of-pocket expenses for prescription drugs in 2006.

> For 50- to 64-year-old individuals who don't yet qualify for Medicare, insurance plans cover the gap in coverage due to early retirement, loss of employment or other factors.

> Medicare Advantage programs respect the health care and cultural preferences of all Medicare beneficiaries, and include local programs for African Americans, Hispanic/Latino Americans and Asian Americans.

State-of-the-art technology and information capabilities result in improved quality of life

> By capturing and tracking patient data and clinical encounters across home, hospital and nursing home care settings, we identify the best treatment options and enhance care for people with high-risk medical conditions.

> By providing robust administrative capabilities, we help the public sector manage challenging, large-scale program implementations — a valuable capability as states begin to introduce new health care initiatives.

State Medicaid programs cover approximately 50 million people. AmeriChoice, through its innovative programs and services, helps states provide health care services that are more affordable, sustainable and improve health for their most vulnerable citizens.

Innovative services expand access to health care

> More than 1.4 million beneficiaries of Medicaid, Children's Health Insurance Programs and related government-sponsored health care programs gain access to health care through AmeriChoice health plans.

> Program management services, including clinical care consulting and management, pharmacy benefits services, and administrative and technology services, help government agencies improve health outcomes and lower overall costs for state-sponsored health care programs.

Personalized clinical services promote better health

> To help high-risk individuals receive timely, effective care, unique clinical care services coordinate resources among family, physicians, other health care providers and community-based resources through hands-on clinical and social care management.

> Specialized disease management programs help people with asthma, diabetes, congestive heart failure, sickle cell disease, chronic obstructive pulmonary disease, pneumonia, special needs, lead poisoning and HIV/AIDS — conditions common among medically vulnerable individuals — maintain the best possible health.

> Distinctive outreach and education programs developed with the help of leading researchers and clinicians are used to target and intervene in high-risk pregnancies and other conditions prevalent in the individuals served by AmeriChoice, as well as to ensure preventive care for children and adults.

> Targeted programs addressing physical and other barriers to care are coordinated routinely to ensure individuals are not prevented from accessing needed primary and specialty care due to functional disability, language, transportation or service access within a specific geography.

Sophisticated outreach capabilities help improve quality of care

> Rather than waiting for people to seek help, sophisticated data tools proactively identify individuals who need care management services, so they can receive earlier and more consistent treatment, avoid medical complications and maintain better overall health.

Specialized Care Services

A UnitedHealth Group Company

Virtually every person in America uses one or more of the types of specialty health and wellness products offered by Specialized Care Services. Its services can be offered alone or easily integrated with medical bene ts to meet varying customer needs.

Clinical programs and specialty networks improve treatment results and lower medical costs

> Highly integrated consumer health information services, employee assistance programs, and care support services help individuals better understand and manage their medical conditions, access services and follow evidence-based treatment plans.

> For patients with complex medical conditions, it's important to receive treatment from care providers who have the specialized skills and resources needed. Networks of health care Centers of Excellence help patients access high-quality, cost-effective services in areas such as organ transplantation, complex cancer care, congenital heart disease, neonatal conditions, reproductive services, bariatric care and kidney disease.

Specialized health solutions augment medical benefits

> Behavioral health and substance abuse services; chiropractic, physical therapy and complementary care provider networks; and access to dentists and vision specialists meet consumers' diverse health and well-being needs.

> Group insurance products, including critical illness, short-term disability and life insurance products, can supplement benefit programs, and address a variety of risk and cost management services, giving health plans and self-insured employers financial protection.

Personalized information services help consumers make smart choices

> Robust online personal health records integrate health information from diverse sources to create a total health profile individuals can share with their doctors and other health care professionals.

> Personalized online content, nurse chats, coaching and lifestyle programs help people make better treatment and purchasing decisions.

INGENIX.

A UnitedHealth Group Company

Ingenix delivers data, analytics, research and consulting services for health insurers and payers, large employers, government organizations, life sciences companies, physicians, hospitals and care providers, and other participants in the health care system.

Software, data and analytics identify trends, enable fact-based management and streamline administrative processes

> To help customers administer and deliver health care more effectively, we help them analyze their medical and cost trends using health care utilization reporting and analytics, physician clinical performance benchmarking, analytic and data tools for medical cost trend management, and physician credentialing and provider data management services.

> Vast databases of integrated medical, pharmacy and lab data spanning more than 40 million collective lives are analyzed to uncover meaningful, actionable insights customers can use to improve their health services.

> To help consumers make informed health care decisions, easy-to-use tools provide accurate, complete information on the quality of physicians and care providers and the effectiveness and cost of treatments.

> Expert software, content and consulting services help clients reduce administrative errors, streamline claims handling and combat fraud.

> By analyzing health care patterns over time, predictive models help customers specifically detect high-risk medical cases, respond to health care trends and manage care more effectively.

> The recently introduced Ingenix Health Information Exchange helps physicians, hospitals, health plans and other health system participants access and exchange critical financial and clinical data on a real-time basis.

Pharmaceutical services support the safe introduction of new drugs

> Specialized data and analysis accelerate the development of effective drugs, biotechnology products and medical devices.

> Clinical research operations in 53 countries across six continents focus on broad therapeutic development categories, including oncology, the central nervous system, infectious and pulmonary disease, and endocrinology.

United Health Foundation

UnitedHealthcare Children's Foundation

UnitedHealth Group, through contributions to foundations and community outreach activities, stimulates discussion of health policy issues, advances clinical quality, expands access to health services and addresses individual and community health care needs. From leading vital national initiatives aimed at addressing key health care issues to strengthening community-based health care resources in cities and towns across the country, the foundations and community partners we support help to make quality health care more available and accessible for everyone.

A call to action for a healthier America

> A collaborative effort among United Health Foundation, the American Public Health Association and the Partnership for Prevention, *America's Health Rankings: A Call to Action for People and Their Communities*, provides a yearly assessment of the health of the nation based on a state-by-state analysis. Using a comprehensive set of measures that encompass the decisions and behaviors we make as individuals, the environment in which we live and work, and the policy decisions made by elected and public officials, this report provides a blueprint for targeted health improvements and initiatives by state and local communities.

Expanding access to quality health and medical care services for all

> United Health Foundation, in partnership with Families USA, was a catalyst to bring together 16 influential, national organizations to find common solutions on how to expand health care coverage for America's uninsured population. Now called the Health Coverage Coalition for the Uninsured, these organizations reached consensus on advocating for expanded coverage for the nation's 9 million uninsured children by making it easier to enroll eligible children in state-sponsored children's health plans and providing incentives for children's health coverage for families in need. Bipartisan legislation has been introduced that would advance this first step in the Coalition's proposals.

> United Health Foundation provides multiyear, million-dollar grants to community-based health centers that have become "centers of excellence" in four economically challenged communities. This funding has helped these community clinics, which are located in Washington, D.C., New York City, N.Y., Miami, Fla., and New Orleans, La., transform themselves into clinics of choice and significantly increase the number of people they serve. Independent evaluations conducted by George Washington University researchers found that care delivery at these clinics was equal to or better than care provided by health care facilities generally.

> Recognizing that a more diverse health workforce is necessary to address health disparities, the United Health Foundation supports organizations that provide scholarship support to low-income, ethnic and minority students across our nation who seek to advance their educational opportunities in various levels of higher education, particularly students who are pursuing careers in the health industry.

> We provide support to UnitedHealthcare Children's Foundation, which helps pay for necessary medical treatment, therapy, equipment and services for families with children whose medical needs are not fully insured.

Improving the quality of clinical care delivery

> United Health Foundation improves the quality of clinical care delivery by supporting Research!America, the Institute of Medicine, physician specialty societies, and other organizations that are actively involved in advancing clinically relevant research and translating it into clinical practice.

> To promote the best clinical practices and reduce variations in care, United Health Foundation annually distributes the prestigious *Clinical Evidence* to 500,000 physicians and health care professionals nationally. *Clinical Evidence*, a publication of the BMJ Publishing Group, is considered to be the definitive guide to what works and what doesn't work in medical care delivery and is used daily by clinicians throughout the United States and around the world.

> Delivering the best medical care is only possible when physicians are able to have informed interactions with their patients. At no time is this more important than for care delivery at the end of life. To ensure that all patients, regardless of culture or language, are able to communicate their end-of-life wishes, United Health Foundation joined with Aging with Dignity, the American Hospital Association and the National Hospice and Palliative Care Organization to translate and distribute copies of the Aging With Dignity's Five Wishes advanced care directive. As a result, Five Wishes is now translated into Chinese, Arabic, Haitian Creole, Portuguese, Somali, Hmong, Korean, French, Polish, Russian, Vietnamese, Albanian, Bengali, Hindi, Urdu, Spanish, Japanese, Gujarati and Croatian.

ONEIDA TRUST DEPARTMENT

P.O. BOX 365 • ONEIDA, WI 54155
PHONE: (920) 490-3935 FAX: (920) 490-3939

April 14, 2008

Via Fax: 202-772-9201 and email: cfletters@sec.gov, maplesh@sec.gov

Thomas Kim, Chief Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Reconsideration Request Regarding Shareholder Proposal to UnitedHealth Group Incorporated by the Oneida Tribe of Indians Trust Fund

Dear Mr. Kim:

This letter is submitted in response to the April 9, 2008, request of the UnitedHealth Group, Incorporated ("UnitedHealth" or "the Company") for a reconsideration of the Securities and Exchange Commission Staff decision of April 2, 2008, denying UnitedHealth's request to exclude the Shareholder Proposal (the "Proposal") submitted by the Oneida Tribe of Indians Trust Fund (the "Proponent") from the Company's proxy materials for its 2008 Annual Meeting of Stockholders.

The UnitedHealth Group's Request for Reconsideration is a remarkable attempt to argue, de novo, the case it presented in its February 10, 2008, Request for a Letter of No-Action against placing the Proposal on its 2008 proxy:

- Where the Company originally argued that the Proposal improperly "attempts to control fundamental aspects of the Company's day-to-day business operations, including the quantity, quality and pricing of the Company's products and services," it now states that "the Company has [as of April 7, 2008], in fact, adopted those principles [for health care reform described in the Proposal].

- Where the Company originally argued that the Proposal improperly "seeks to involve the Company in the political or legislative process relating to a fundamental aspect of its ordinary business operations" and that it "concerns the Company's provision of employee benefits," UnitedHealth now states that it has not only adopted the principles described in the proposal, but "has consistently advanced our commitment and strategies to achieve universal access to health care for all Americans."

• Having adopted the Proposal's principles for health care reform, after the Commission's April 2, 2008, decision denying its request to exclude the Proposal from its 2008 proxy materials, the Company now cites Rule 14a-8(i)(10) in support of its newest argument that it may exclude the Proposal on the grounds that it has been substantially implemented.

Moreover, the Company attempts to support its latest arguments with an attack upon the Commission's 2008 decisions on similar shareholder proposals for health care reform. In its original letter, UnitedHealth Group argued that the Commission's decision in *United Technologies Corporation*, 2008 SEC No-Act. LEXIS 123 (January 31, 2008) was inapposite. "[A]s a major health care provider ... [UnitedHealth objected to adopting] 'principles for health care reform' [that] would go to the very core of the products and services UnitedHealth provides, those to whom UnitedHealth provides those products and services, and the manner in which UnitedHealth balances the quality of those products and services with the affordability of those products and services."

Now, however, UnitedHealth attacks five of the Commission's 2008 decisions on health care reform proposals.[1] Each denied a No-Action Letter to the company making the request. UnitedHealth argues that the significant social policy issue presented by the Proposal ---health care reform---has not been so recognized by the Commission. Citing just two decisions granting No-Action Letters,[2] UnitedHealth wrongly asserts that "it is clear that the Staff does not view the adoption of health care reform principles to be a 'significant social policy issue' for purposes of rule 14a-8(i)(7) and, therefore, rule 14a-8(i)(7) is not precluded from consideration as a basis upon which the Proposal could be excluded."

UnitedHealth offers just two decisions in support of its claim that health care reform is not a significant social policy issue. Yet there are at least six decisions of the Commission in 2008 on proposals presenting the same significant social policy issue of health care reform, and each of these decisions denied No-Action Letters to the

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[1] *General Motors* Corporation, 2008 SEC No-Act. LEXIS 419 (March 26, 2008); *Exxon Mobil Corporation*, 2008 SEC No-Act. LEXIS 234 (February 25, 2008); *Xcel Energy*, 2008 SEC No-Act. LEXIS 178 (February 15, 2008); *UST, Inc.*, 2008 SEC No-Act. LEXIS 116 (February 7, 2008); *United technologies Corporation*, 2008 SEC No-Act. LEXIS 123 (January 31, 2008). A No-Action Letter on a health care reform proposals similar to the Proposal before UnitedHealth were denied in *Boeing*, 2008 SEC No-Act. LEXIS 139 (February 5, 2008) as well. As noted in Proponent's response of March 7, 2008, IBM, Bristol-Meyers Squibb and GE have adopted principles for health care reform and proposals before those companies have been withdrawn. Since then, McDonald's, Aetna and WellPoint have adopted health care reform principles and similar proposals before those companies have also been withdrawn.

[2] *Wyeth*, 2008 SEC No-Act. LEXIS 301 (February 25, 2008); *CVS Caremark*, 2008 SEC No-Act. LEXIS 55 (January 31, 2008).

companies requesting them.[3] UnitedHealth apparently draws its conclusion from the fact that the two decisions denying No-Action relief--- *CVS Caremark* and *Wyeth*--- also requested reports from those two companies, in addition to the adoption of principles for health care reform.

Unfortunately, UnitedHealth's conclusion is neither supported by a close reading of *CVS Caremark* and *Wyeth*, nor is it supported by the Commission's prior decisions on shareholder proposals presenting the issue of health care reform.[4] Indeed, the principle reason for excluding the issue of health care reform from the proxy in these cases was the fact that each of the proposals required the affected company to report to shareholders on ordinary business matters relating to company activities and costs on health care matters not, as here, a request for the adoption of principles on the significant social policy issue of health care reform.

The subject matter of the Proposal is the adoption of principles for health care reform, not, as the Company claims, "health insurance coverage."

As part of its argument that the subject matter of the Proposal is a matter of ordinary business, the Company incorrectly and repeatedly states that the subject matter of the proposal is health insurance coverage. The Proposal cites the Institute of Medicine's Principles for Health Care Reform in which the words "health care coverage" appear, but the first line of the "Resolved" clearly states that the Proposal is a request urging the board of directors "to adopt <u>principles for health care reform</u> based upon the <u>principles</u> reported by the Institute of Medicine (emphasis added)."

This distinction is significant. Health insurance coverage is a matter of ordinary business for any company. It is a matter of day-to-day business activity and costs, which Commission decisions and Rule 14a-8(i)(7) have clearly left to management, not shareholders. UnitedHealth, however, seeks to reframe the Proposal in order to support its argument that the Staff has wrongly decided that this Proposal, and others like it.

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[3] <u>Op. cit.</u>, fn. 1.

[4] <u>See</u> *International Business Machines Corporation*, 2002 SEC No-Act. LEXIS 85 (January 21, 2002); *General Motors Corporation, 2007 SEC No-Act. LEXIS 446* (April 11, 2007), involved what GM described as "a significant expense for General Motors, and managing health care costs for GM employees and retirees and their dependents is a key factor in GM's business operations." *<u>Id.</u>; Kohl's Corporation, 2007 SEC No-Act. LEXIS 5* (January 8, 2007), *3M Company*, 2007 SEC No-Act. LEXIS 197 (February 20, 2007), each involved the same proposal, calling for a report on health care costs at each company. Unlike the Proponent's Proposal, which calls for the adoption of principles on a significant social policy issue, the health care reports called for by the proposals in *General Motors Corporation*, *3M* and *Kohl's Corporation* would have required each company to conduct internal risk assessments.

UnitedHealth attempts to support its argument by citing SEC Release No. 34-20091 (August 16, 1983). SEC Release 34-20091 described the problem that had arisen when proponents had requested "reports on specific aspects of their [company's] business" that were then "not excludable" as matters of ordinary business. The Release stated that the problem of reports "raises form over substance" and that "the staff will consider whether the matter of the special report ...involves a matter or ordinary business; where it does, the proposal will be excludable...". By deliberately mischaracterizing the subject of Proponent's resolution as "health care coverage" instead of principles for health care reform, UnitedHealth reaches the wrong conclusion on the Proposal and the Commission's decision. The Company then mischaracterizes Proponent's argument in support of the Proposal as one that relies exclusively on the fact that the Proposal does not request a report from the Company.

It is abundantly clear that the subject matter of the Proposal is principles for health care reform, not health care coverage. Health care coverage is a matter of the amount, duration and scope of health insurance coverage available to individuals—all matters within the ordinary business of a corporation. Principles for health care reform, however, involve the policy elements required to properly insure all Americans. Proponent cited extensive data in its original response to the Company's Letter of February 10, 2008, demonstrating that health care reform is, indeed, a significant social policy issue. It is even more so as of this writing, based upon public opinion polling, economic studies and the number of US companies that have already adopted principles for health care reform.

The matter of a report in connection with principles for health care reform is significant in the context of this Proposal. Adopting principles for health care reform is a carefully circumscribed task that can properly be accomplished by the board of directors in response to a shareholder proposal. Reporting, as UnitedHealth would have it, on health care coverage would involve ordinary business matters before the management of a company. Health care reform is a significant social policy, as document by Proponent. Reporting on this matter, however, may well involve matters of ordinary business. Both the form ---principles for health care reform—and the substance—health care reform—create the bright line that makes the subject of this Proposal a significant social policy issue: a distinction with a difference.

Finally, the mischaracterizations embedded in the Company's argument that the Proposal presents a matter of ordinary business, are apparent in its attempt to frame the question presented with this Proposal. The Company asks whether "reforming the manner in which health insurance coverage is provided in the United States [is] a matter that 'relates' to the 'ordinary business operations' of a company that is in the business of providing health insurance in the United States?"

Properly framed, the question presented by this Proposal is whether adopting principles for health care reform, based upon principles reported by the Institute of Medicine, is a matter relating to the ordinary business operations of the Company? The answer is clearly, "No."

The Company may not exclude the Proposal in reliance upon Rule 14a-8(i)(10) because it had not adopted principles for health care reform at the time the Commission made its decision, nor has it afforded Proponent sufficient time to determine whether it has substantially implemented the Proposal.

When the Commission issued its Letter of April 2, 2008, denying UnitedHealth's request for a Letter of No-Action excluding the Proposal from its 2008 proxy materials, the Company had not adopted the principles for health care reform that it now claims it has adopted. Indeed, the Company only adopted principles for health care reform when it published them on its website on April 7, 2008. Until that time, the Company had consistently stated its opposition to adopting principles for health care reform. The Company's argument that it has substantially implemented the Proposal is, at best, yet to be determined.

The fact of the matter is that it was only after Proponent received a copy of the Company's Request for Reconsideration on April 11, 2008, that Proponent even became aware that the Company had acted to adopt principles for health care reform. On April 4, 2008, legal counsel for the Proponent had advised the Company's General Counsel and Corporate Secretary that the Trust Committee of the Oneida Tribe of Indians would meet on April 15, 2008 to review whatever action the Company had taken on the Proposal. He stated that the Trust Committee of the Oneida Tribe of Indians would then decide whether to withdraw the Proposal.

Proponent is in no position to determine whether the Proposal has been substantially implemented until the Trust Committee of the Oneida Tribe of Indians meets on April 15, 2008. Since neither the Commission, at the time it made its decision on the Company's original Request for a Letter of No-Action to exclude the Proposal, nor the Proponent, until its Trust Committee meets on April 15, 2008, had or has the benefit of reviewing any action taken by the Company to implement the Proposal, it cannot be determined to have been substantially implemented.

Conclusion

UnitedHealth continues to fail to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal is inherently a significant social policy issue that transcends the day-to-day business matters at United Health. It is therefore, not excludable under Rules 14a-8(i)(7) and 14a(j).

The Proposal had not been substantially implemented at the time the Commission made its original decision denying a Letter of No-Action to UnitedHealth to exclude the Proposal on April 2, 2008, nor has the Proponent had the opportunity to evaluate the actions taken by the Company since the Commission's decision. Consequently, the Proposal is not excludable under Rule14a-8(i)(10).

If you have any questions or need any additional information, please do not hesitate to contact me at 920-490-3935.

Sincerely,

Susan White, Director
Oneida Trust Department

Cc: Robert Plesnarski, Esq.

John White
Director, Division of Corporation Finance
U.S. Securities and Exchange Commission

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